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02069078

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Legal & General

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

FILE NO. 82- 3664 FISCAL YEAR 12-31-00

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 1/15/03

"Your Legal & General

makes financial security easier to achieve for 3 million people"

Legal & General

ANNUAL REPORT & ACCOUNTS 2000

“ *Your* Legal & General makes *financial security* ”

easier to achieve for 3 million people.

To many retired people, the pension they have built up over many years of saving is what they now depend upon for the financial security they have worked for and deserve. Legal & General pays over £600 million in pensions each year to over 300,000 people.

To a newly-married couple, buying a first home together marks a major step towards their new life of independent yet shared security. In 2000, Legal & General was involved in arranging around 115,000 mortgages worth over £8 billion.

To people of working age, the savings they make into ISAs, unit trusts and pension funds are a vital source of reassurance today and financial security in the future. Legal & General now manages investments and pension funds totalling over £114 billion.

Living involves many risks, so at every stage of life people are right to seek security and protection for themselves, their loved ones and their possessions. Legal & General protects the lives, the health, the homes or the belongings of millions of people.


is providing her with financial security


MORTGAGE PROTECTION
"My Accident, Sickness and Unemployment cover from Legal & General means that I have the financial security I want. A source of anxiety is removed and I have peace of mind."
E. Sarsfield Leeds
For more information visit us at www.LandG.com/ASU
and peace of mind.


turns their *dreams* into reality.


Pattinson
FOR SALE
SAVING FOR THE FUTURE
Individu
Saving
"Legal & General's ISA is a good value way of saving for the future. With low charges and good performance, our nest egg for retirement is looking very rosy indeed, and to top it all, it's tax free!"
Mr & Mrs A.D. Timms Dunfermline
For more information visit us at www.LandG.com/ISAs


is giving him confidence for the
PLANNING FOR RETIREMENT
"I was really pleased that I was able to organise my pension at work. It was easy to set up and I was able to get advice from Legal & General about my pension needs. Having a Legal & General pension plan through Sainsbury's has given me extra confidence for the future."
A. Thomas Croydon
For more information visit us at www.LandG.com/Pensions


future.


allows her to manage the *important*


things in life.


FLEXIBLE MORTGAGE BORROWING
Flexible Reserve Online
"Our Flexible Reserve Mortgage from Legal & General gives us the flexibility to make the choices life offers with confidence. We can pay in a little more when we choose to and know if we do, we have a special reserve there whenever we want it. What's more, we can do all this from the comfort of our own home."
Mr & Mrs A. Siefer Surrey
For more information visit us at www.LandG.com/FlexibleReserve
gives her the flexibility to make life's


choices.



is positioned for a *strong future*

	2000 £m	1999 £m
Modified Statutory Solvency Basis		
Life and pensions business		
– UK	**312**	285
– International	**52**	36
Investment management	**62**	43
General insurance	**20**	25
Other income	**33**	29
Operating profit before tax from continuing operations	**479**	418
Profit for the financial period	**317**	587
Achieved Profits Basis		
Contribution from new business	**196**	178
Operating profit before tax from continuing operations	**678**	652
Shareholders' funds	**5,274**	5,250
Worldwide Equivalent Premium Income	**630**	628
New institutional funds	**£12.7bn**	£13.1bn

FINANCIAL HIGHLIGHTS


EQUIVALENT PREMIUM INCOME (£m)
351
408
494
628
630
DIVIDEND PER SHARE (pence)
2.78
3.18
3.62
4.13
4.71
WORLDWIDE FUNDS UNDER MANAGEMENT (£bn)
48
62
83
108
114
1996
1997
1998
1999
2000

> "The Board believes that the next five years offer Legal & General excellent opportunities for growth."
>
> CHAIRMAN ROB MARGETTS

RESULTS AND DIVIDENDS

It is pleasing to be able to report another set of very positive results for your company. We have significantly outperformed the market in individual UK life and pensions new business. Our Investment Management business attracted another £12.7bn of funds, and our international businesses achieved overall growth in Equivalent Premium Income of 9%. The support we have had from our customers, intermediaries and agents for our value for money product strategy continues to drive the business forward.

Our profit performance was also strong, with pre-tax operating profits growing by 15% to reach a new high of £479m.

Reflecting the Group's strong performance, the Board has declared a final dividend of 3.23p. The total dividend for the year has therefore grown by 14% to reach 4.71p. Our progressive approach to dividend policy is supported by the transfer from our UK long term fund. In the current low inflationary environment, we believe that future dividend growth should be more closely aligned to the transfer from the UK long term fund, which has been growing at 10% per annum since 1999.

AWARD-WINNING BUSINESS

The Board believes that the next five years offer Legal & General excellent opportunities for growth. Our confidence is primarily founded in the range and strength of our good quality products, many of which are described for shareholders on page 15. Our confidence in the future has also been boosted by the success Legal & General achieved in 2000 in winning more industry awards and accolades than ever before.

Particularly pleasing was our performance in the Management Today survey where we were named the UK's Most Admired Insurance Company, for the third year running, and one of the top twenty most admired companies in the UK. A description of some of the awards won by Legal & General in 2000 appears on page 35 of this report. I do congratulate and thank all those whose efforts contributed to the Group's many successes.

e-ENABLING THE BUSINESS

Changing times demand changing responses. In recent years, no change in our market place has been more dramatic than the rapid growth in use of the internet. Legal & General has been one of the most successful UK insurance companies in utilising the power of the internet for commercial benefits. We have launched a series of on-line offerings to consumers; we have enhanced our service to intermediaries and agents and we have speeded up and simplified many of our back office processes. We have therefore both obtained valuable new business benefits from our e-commerce initiatives and succeeded in using the power of the internet to achieve reductions in processing costs.

Not only are our customers and agents benefiting from our use of the internet, but so also can our shareholders. Your shares in our Group can now be held and traded electronically, via the Legal & General Electronic Share Service and, in the Investor Relations section of our website, shareholders can access our results announcements, copies of slide presentations made to fund managers and analysts, and up-to-date share price information.

Legal & General

4.71p FULL YEAR DIVIDEND

14bn FUNDS UNDER MANAGEMENT

BOARD APPOINTMENTS

As Chairman, one of my key responsibilities is to ensure that our Board contains a balanced range of talented individuals who have relevant experience to lead the Group through the challenges ahead.

In the year since I last wrote to you, the Board has welcomed four new members. We have taken the opportunity to advance to the Board two of the company's younger executives, Kate Avery and Gareth Hoskin. We have also added to our Non-Executive team. Dr Ronaldo Schmitz brings us the benefits of his extensive international financial experience, whilst Beverley Hodson's career in retail marketing is of obvious relevance to our discussions. During the year, the Board also elected Bernard Asher to be the Group's Vice Chairman and Senior Independent Non-Executive Director. He is already proving an invaluable support in this role.

Tony Hobson, who has been Group Director (Finance) for over 13 years, has decided to step down. Tony has overseen significant enhancements to our financial standing and financial reporting, as well as leading our major Group corporate transactions. The Board will miss the wise counsel he has provided over so many years, and wishes him every success in the future. Andrew Palmer was appointed to replace Tony Hobson with effect from 1 January 2001. Andrew's previous responsibilities in the UK as Group Director (Corporate Business) have been incorporated within an expanded role for Robin Phipps who has been promoted to Group Director (UK Operations). The Board wishes both Andrew and Robin every success in their important new roles.

Honor Chapman will be standing down from the Board after our forthcoming AGM. The Board joins me in thanking Honor for her many useful contributions to our discussions over the past eight years.

OUR STAFF

2000 was a successful year for Legal & General. Our business and profits have once again forged ahead and I have already referred to our award-winning successes. The Board is well aware of its debt to the staff who have made these achievements possible, many of whom we have met in visits to our operating sites. We are delighted that our staff share in the Group's success through membership of share schemes, both the existing ones and now the new all employee share scheme, approved at the EGM in October. We thank all staff wholeheartedly for their efforts. With their support, the Group will continue to drive forward in its chosen markets. As I have already said, the future presents Legal & General with exciting opportunities. Our intention is to pursue them with vigour.

Rob Margetts

ROB MARGETTS CHAIRMAN

OUR BUSINESS

	DISTRIBUTION	PRODUCT ATTRIBUTES	
PROTECTING PEOPLE AND POSSESSIONS			
PROTECTING FAMILIES	Our life assurance products are increasingly being sold over the internet, both directly to consumers and through intermediaries.	Our e-term underwriting and transaction capabilities are both innovative and market leading.	Over 1.5 million people are covered by our life assurance policies.
PROTECTING EMPLOYEES	Our policies are sold primarily through over 4,000 Employee Benefit Consultants and Intermediaries. Stakeholder pensions will open up opportunities with companies new to employee benefits.	Our success is based on the flexibility of our product range and the quality reputation of our dedicated service.	Over 725,000 employees are covered by our Group Risk policies.
BUILDINGS, CONTENTS AND MOTOR	Our alliance with the Woolwich is our largest single source of business. Our products are also sold both directly and by brokers.	Customers benefit from reliable cover, an efficient and helpful claims-handling service and a range of special deals on consumer goods.	Over 1 million people have possessions covered by us.
HEALTHCARE	Our healthcare products are predominantly distributed via specialist intermediaries.	Customers receive immediate access to good quality healthcare supported by a dedicated claims handling service.	65,000 people are covered by our healthcare policies.
USA	Term assurance for High Net Worth individuals is marketed through a national brokerage distribution.	Our good value products are built upon strong medical underwriting capabilities and a low-cost operating environment.	We have 400,000 policyholders in the USA.
PLANNING FOR RETIREMENT			
INDIVIDUAL AND GROUP PENSIONS – STAKEHOLDER PENSIONS AFTER APRIL 2001	Our pension products are sold widely by intermediaries, agents and our growing number of affinity group connections. Individual pensions are also available via the internet.	Our proposition of competitive tiered charges, and exceptional customer convenience is attractive to both companies and individuals.	Over 250,000 employees contribute to a Legal & General pension plan.
UK PENSION FUND MANAGEMENT	Pension Fund trustees are usually advised by consulting actuaries or specialist IFAs. Legal & General works closely with these advisers.	Legal & General is a leader in defined benefit pension fund management and is the UK's largest defined contribution pension fund manager.	£65bn of corporate pensions under management.
INDIVIDUAL ANNUITIES	Compulsory Purchase Annuities are normally sold by specialist intermediaries. Legal & General has close links with many of them.	We offer a full suite of competitively priced products, based upon our extensive experience of medical underwriting.	£426m of individual annuity premiums were received in 2000.
BULK PURCHASE ANNUITIES	The majority of our business is sold through consulting actuaries and the specialist arms of large, national intermediaries.	The competitive advantage we gain from our AAA rating is supplemented by a dedicated team of Bulk Purchase Annuity experts.	Over 145,000 current and deferred annuitants are handled by us.
SAVING FOR THE FUTURE			
ISAS, PEPS AND UNIT TRUSTS	Our retail funds are sold over the internet, by direct mail and advertisements and by intermediaries and agents.	We are steadily expanding our popular range of index-tracking products.	£3.9bn of retail funds under management.
WITH-PROFITS BONDS	Our With-Profits Bonds are sold by a wide network of agents and intermediaries.	Our product differentiators include our financial strength, our brand reputation and our track record of fund performance.	£648m of premiums received in 2000.
BANK DEPOSITS	Our deposit accounts often appear in newspaper articles and best-buy tables. They are also recommended by intermediaries.	We offer a wide range of floating (including LIBOR linked) and fixed rate deposit accounts and cash ISAs.	Over £1.3bn of retail bank deposits.
EUROPE	In France, our business is sold mostly by our own sales force. Our Dutch products are sold by intermediaries and our own sales force.	Our strongly competitive products are proving attractive in both France and Holland.	€52m of new business EPI was written in 2000.

GROUP CHIEF EXECUTIVE'S REVIEW



"With our financial strength, our flexible systems, our value for money product range and our brand, we have, I believe, the ingredients for continued success."

GROUP CHIEF EXECUTIVE DAVID PROSSER

The past decade of rapid change to our industry has brought real benefits both for the consumer and for those industry participants such as Legal & General who have taken advantage of the opportunities change has brought. By adhering to our value for money product strategy, Legal & General has sought to deliver for both consumers and shareholders. We have managed our business risks carefully and have championed low costs in both our internal culture and our product offerings. With our financial strength, our flexible systems, our value for money product range and our brand, we have, I believe, the ingredients for continued success.

DRIVERS OF CHANGE

Three of the principal drivers of change operating in our market are the reduced outlook for inflation; the actions of Government and the impact of technology. Of these, the change in the outlook for inflation has been the most important, since it requires an increased discipline in all aspects of the value chain.

The relationship between Government and the insurance industry is one of interdependence. For many years, Governments have relied upon the insurance industry to assist them in their policy objectives by providing the means whereby people can purchase the protections and build up the savings they need to cope with life's risks and eventualities. The present Government has also chosen to intervene at the level of product design. It has introduced CAT-marking of ISAs and mortgages, and for Stakeholder Pensions it has defined both maximum prices and product terms. This intervention is proving to be a second important driver of change in our industry, especially in the administration and distribution of products.

That the industry can deliver products which fit the Government's demanding standards is due to the transforming power of technology. The combined result of new technology, Government action and low inflation is a new model for the financial services industry, and it is for this model that our strategy has been built.

£630m

NEW INSTITUTIONAL FUNDS

WORLDWIDE EPI

NEW MODEL

The essential elements of the new model are:

- Simple, transparent products
- Growing emphasis on value for money
- Scale becoming an increasing differentiator in product manufacturing
- Distribution adjusting to lower revenue per sale, with payment through fees gaining ground over payment through commission
- Consumers having greater confidence in dealing with their financial affairs and greater comfort and facility in using technology.

Legal & General is ready for and has helped to drive the new model. We have a leading position in the index-tracking sector, which we believe will take an increasing share of both retail and corporate investment markets. As external commentators regularly confirm, we have attractive products which are recognised as offering good value for money. We have invested heavily in new systems and we have harnessed the transforming power of the internet. This has enabled us to streamline and simplify our back-office processes and to provide consumers and intermediaries with easy access to products, product information and service improvements. We have the financial strength, evidenced by our re-affirmed AAA rating from Standard & Poor's, and, finally, we have a highly successful multi-channel distribution capability, recently significantly boosted by the new strategic alliances with Barclays and Alliance & Leicester.

DISTRIBUTION ALLIANCES

We are very pleased that two of the UK's major banks have decided to link to Legal & General. Their decisions reinforce our many existing relationships with financial institutions and represent further important third-party endorsements of our value for money product strategy. Before making their decision, Barclays undertook consumer research which confirmed Legal & General as their preferred choice. As a consequence, Barclays will soon be selling Legal & General's life, pensions and investment products through their massive physical and virtual network. Stakeholder Pensions and CAT-marked ISAs will be the first Legal & General products sold in this way. In the second half of this year, and subject to final regulatory approval from the Financial Services Authority (FSA), the full range of Legal & General's life, pension and investment products will start being sold through Barclays' outlets. We expect our UK EPI to increase by over 25% in the first full year of the alliance, as our good quality, value for money products are offered to millions of Barclays' individual customers and to its large number of small and medium-sized enterprise clients.

In a move which further extended our customer reach, Alliance & Leicester announced in February that it too intends to offer Legal & General's long term savings and investment products to its customer base of around 5.5 million. Legal & General's ISAs, unit trusts and single premium bonds will soon be available through Alliance & Leicester's network of over 300 branches.

READY FOR STAKEHOLDER

Our distribution, investment and process strengths will, we believe, prove especially advantageous when Stakeholder Pensions are launched in April. Initially, we expect the market to attract more providers than it can sustain. At the outset, competition will certainly be intense and the ultimate winners may be hard to discern. However, after a few years those institutions without the necessary financial strength; flexible, internet-based systems; efficient investment options and well-trusted brands will, we believe, be forced to exit the market. By contrast, Legal & General has the ingredients for success in Stakeholder. We aim to win a substantial share of the market and to do so whilst earning a rate of return on capital which meets our targets. Our alliance with Barclays is one of many which will help us to achieve both these objectives.

David Prosser and John Stewart, Barclays' Deputy Chief Executive swap umbrellas after the announcement of the strategic alliance between Legal & General and Barclays.



E-ENABLEMENT

Stakeholder Pensions and the world of lower charges, the "One Percent World" which is already upon us, will present critical challenges to the whole financial services industry. Only those organisations which are customer focused, cost conscious and strongly innovative will prosper in this environment. Legal & General was one of the first financial services companies to identify the opportunity of the internet in all these areas. From the launch of our first website in 1995, through to the rolling-out of our award-winning e-term site in August 2000, Legal & General has, in respect of both the internet and the transition to the "One Percent World", been marking out the path for others to follow.

Robin Phipps, Group Director (UK Operations) and Peter McNamara, Group Managing Director of Alliance & Leicester signing the partnership agreement.



Legal & General's approach to capital investment is to favour those projects which offer reliable, short-term returns. Accordingly, our strategy for the internet is to invest first in Business-to-Business capabilities, where cost saving and revenue enhancement opportunities are greatest. Then we reuse the capabilities already built for Business-to-Business in the slower to mature Business-to-Consumer environment. In parallel, we are e-enabling our whole business, so that the use of electronic commerce is being integrated into every part of our work.

The process savings which we have achieved through the use of the internet have been significant and there is much more that can be delivered. For intermediaries, the efficiency savings are equally beneficial. Initially, the number of intermediaries who accessed our e-capabilities was less than we were hoping for. However, as we released more functionality, interest grew rapidly and now many intermediaries have signed on and regularly access our web based IFA and Business Partner Centres. We will continue to work to increase the proportion of intermediaries accessing us via the internet, since we believe that this delivers benefits not only to the intermediary and to Legal & General but also, crucially, to the customer.

The year 2000 was an exciting one for our Business-to-Consumer initiatives. Legal & General achieved the distinction of being the largest distributor of ISAs on-line, with nearly £40m sold. Next, we launched a housing search database through which consumers can view properties available for sale through our network of Estate Agents. In August, we launched our consumer e-term assurance offering. 50% of applications received in this way are being fully processed from application to policy issuance without human intervention of any kind.

This is the way of the future and, once again, Legal & General has been at the forefront. We will continue to invest steadily but carefully in our internet capability, to maximise new business flows and productivity gains. A stream of new initiatives is already scheduled for 2001. These initiatives will help us drive our cost base down further and support our central goal of profitable organic growth.

CHANGES TO POLARISATION

In the present regulatory environment, the polarisation rules require intermediaries to choose between independent status, when they can advise on any company's products, and tied status when, for regulated products, they can only advise on and sell products manufactured by their host company. The FSA is currently consulting on proposed changes to these rules to replace them with a more open framework, whereby some tied intermediaries may be allowed to sell the products of more than one company, provided their host company continues to take responsibility for their activities. Wider changes to polarisation, including the introduction of multi-ties, will be subject to further consultation by the FSA.

Legal & General has successfully managed a multi-channel distribution strategy for many years. We are one of only a few insurance companies to have done so. We believe we are well positioned to take full advantage of the opportunities that would follow from any changes to polarisation.

GROWTH IN MSS OPERATING PROFIT BEFORE TAX 15%

ON-LINE SALES OF ISAS £40m

INDUSTRY CONSOLIDATION

The consolidation and closure of other companies in our industry has helped us to achieve excellent market share growth. Supported now by our alliances with Barclays and Alliance & Leicester, we are confident that we can achieve further significant organic market share growth. We strongly believe this is in the interest of shareholders. We believe that the return generated from organic growth through the creation of embedded value attributable to new business, is often higher than that which can be obtained from acquiring a book of in-force business at embedded value. Although we do not rule out growth by acquisition, whenever we assess a transaction we do so against the firm rule of only proceeding if we are confident that, by so doing, we will enhance shareholder value. We do not and will not pursue a strategy of acquisition for acquisition's sake.

INVESTMENT MANAGEMENT

Legal & General Investment Management is an important strategic asset of the Group. It has long possessed extensive active management capabilities across bond, property and equity assets in the UK and elsewhere, and it continues to build its market leading index-tracking skills. In 2000, Legal & General Investment Management won more UK pensions fund management business than any other UK fund manager. Institutional fund managers are increasingly splitting their portfolios between an index-tracking core and a series of smaller satellite holdings in funds which are actively managed. This trend towards core and satellite offers Legal & General's highly skilled index-tracking team excellent opportunities for further growth. The scale of our index-tracking business is now an important differentiator in both the institutional and retail fund markets. It also provides us with a springboard for repeating in other markets the success we have achieved in the UK. Accordingly we will, over the next year, be looking carefully for opportunities to expand our investment management business into new markets.

STAFF COMMITMENT

In 2000, the Group once again won many prestigious awards. Success here, as elsewhere, has only been achieved due to the dedication and commitment of our staff. Their support this year has been invaluable. Equally supportive has been our recognised union, MSF, with whom relations have remained excellent. Our formal Partnership Agreement, which came into being four years ago, remains the bed-rock of our relationship. In 2000, MSF's support was particularly helpful in reinforcing to staff the continuing need for skills training. This is vital if the Group is to maintain its position at the forefront of innovation and service.

Innovation, quality service and value for money products have been the foundations of our success in recent years. 2001 brings the launch of Stakeholder Pensions and a continuing shift to the "One Percent World". That is the future for which we have prepared. Your Legal & General faces the future with confidence and strength.

DAVID PROSSER GROUP CHIEF EXECUTIVE


MARKET BEATING GROWTH
SATISFIED CUSTOMERS
SHAREHOLDER VALUE
A CHOICE OF HOW TO BUY
STEADILY IMPROVING PRODUCTS

THE VIRTUOUS CIRCLE

Our good value product strategy is the engine of Legal & General's growth. By delivering good value products which satisfy our customers and win the support of our intermediaries, we achieve market beating growth. In turn, that growth enables us to achieve efficiency gains and to fund investment in both leading edge technology and convenient customer access routes, which are beyond the reach of less successful competitors.

Improved technology and customer convenience then win us increasing support from customers and the virtuous circle, which has worked so much to Legal & General's advantage, begins again.

Profits and market share have once again both moved ahead strongly.

The Group's worldwide life and pensions businesses produced a profit of £364m in 2000, an increase of 13% (1999: £321m). The contribution from external investment management grew to £62m (1999: £43m) further reflecting the benefits of the increasing scale of this operation. Our general insurance business produced a reduced operating profit of £20m, down from £25m in 1999.

UK NEW BUSINESS

New individual life and pensions business continued the growth pattern of recent years, increasing by 11% to £369m EPI (1999: £331m). This represents a further increase in our market share, since new business volumes in the marketplace overall declined marginally in 2000. New group business fell as a result of lower volumes of bulk purchase annuity business. New unit trust and ISA volumes in 2000 were also lower than in the previous year, although we are encouraged by the 14% growth in new business EPI in the final quarter over the corresponding period in 1999, following the launch of four new funds. In aggregate, new business for the year was £536m EPI, little changed from the 1999 level of £541m.

INDIVIDUAL PENSIONS

During 2000, the market has been positioning itself in anticipation of the April launch of Stakeholder Pensions. Legal & General has operated largely in the fee-based and low commission segments of the pensions intermediary market. Support from these intermediaries for our pre-Stakeholder products contributed to the 16% increase in our new individual pensions business to £165m EPI (1999: £142m).

In 2001, we anticipate some initial market disturbance as employers first wait for and then react to the key Stakeholder dates in April and October. We expect scheme population to move ahead in the latter part of the year.

Sales of annuity business grew substantially in 2000, with sales up 40% on the previous year.

INDIVIDUAL LIFE

Legal & General's strengths in the housing market led to a 5% increase in new annual premiums from term and ISA business related to mortgages to £112m (1999: £107m). Our new business reflected an increasing trend towards repayment mortgages. Term assurance from this segment rose by 47% to £25m (1999: £17m). This significant growth in new business reflected the continued success of our Mortgage Club panel of lenders, which saw completed loans increase by 53% to £5.1bn.

An important initiative in the latter part of the year was the launch of our e-term product, which allows IFAs and direct customers to apply for term assurance on-line. Applications can be underwritten on-line, permitting end to end electronic processing and thereby improving the speed, efficiency and cost-effectiveness of our business.

GROWTH IN LOANS COMPLETED THROUGH OUR MORTGAGE CLUB

53%



ASSET ALLOCATION OF UK LIFE FUND

- 44% Equities
- 34% Bonds
- 11% Property
- 6% Index linked funds
- 4% Cash and Deposits
- 1% Venture Capital

Single premium bond sales totalled £751m in 2000, an increase of 18% (1999: £634m). Demand for our with-profits bonds from both IFAs and our major business partners was buoyant, increasing sales by 45% over the year to £648m (1999: £448m). Sales accelerated in the second half of the year, averaging over £63m per month.

FIG.1: INTERNATIONAL NEW BUSINESS AND PROFIT BEFORE TAX

	2000 New annual premiums £m	2000 New single premiums £m	2000 Profit before tax £m	1999 New annual premiums £m	1999 New single premiums £m	1999 Profit before tax £m
USA	62	1	42	63	1	30
Netherlands	7	54	7	5	35	5
France	5	148	3	5	102	1
Total	74	203	52	73	138	36

UNIT TRUSTS AND ISAS

Early in 2000, Legal & General took the view that technology stocks were overpriced. As a consequence, we did not offer a technology fund at that time despite the then high levels of market demand. Although our first quarter market share was therefore depressed, new business has subsequently recovered. The launch of additional specialist tracking funds and new actively managed funds helped single payment ISA and unit trust sales reach a record fourth quarter volume of £120m.

Legal & General's market leading position in retail index-tracking ISAs helped new regular contributions to grow by 17% during the year to £27m. With steadily improving functionality now allowing customers both to purchase on-line and to switch between funds on-line, we see the ISA and unit trust market as a growth segment for our business. At the year end, external unit trust and ISA assets under management amounted to £3.9bn (1999: £3.5bn).

DISTRIBUTION

Multi-channel distribution is a key component in Legal & General's growth strategy. This provides the greatest access to potential customers. Our channels include our business partners, IFAs and direct sales to customers through our call centre, the internet and "off the page". Each of these channels is making increasing use of e-commerce opportunities to enhance customer experience and to drive down costs. In a more challenging market, volume growth has been achieved in both the Direct and IFA channels, although growth continues to be strongest in the IFA channel, with individual new business up by 11% over the year.

GROUP LIFE AND PENSIONS

A major component of this market is bulk purchase annuity business where year on

The management team of our UK Operations business is chaired by Robin Phipps, seen here seated on the right.





David Rough, Group Director (Investments) is seen here 2nd from the right with his investment management team.

year comparisons are affected by the relatively low volumes which have been placed in the market this year pending the outcome of an appeal case regarding the equalisation of Guaranteed Minimum Pension rights. In the more subdued market prevailing in 2000, Legal & General continued to win a significant share of the schemes placed.

Group risk continued its strong performance with new business totalling £31m EPI over the year (1999: £24m), reflecting further growth in the market's support for our value for money products.

Overall, group life and pensions new business totalled £73m EPI in 2000 – a decrease of 26% (1999: £99m).

UK LIFE AND PENSIONS – PROFIT

The UK life and pensions operating profit before tax rose to £312m (1999: £285m), reflecting a 10% growth in the net transfer from the UK long term fund and a slightly lower tax grossing up rate. The contribution from with-profits rose to £135m reflecting a higher level of maturities partly offset by lower bonus rates. The contribution from non-profit business was £177m.

FIG.2: GENERAL INSURANCE OPERATING PROFIT

	2000 Net premiums written £m	2000 Operating profit (loss) £m	1999 Net premiums written £m	1999 Operating profit (loss) £m
Household	**181**	**5**	168	7
Healthcare and ASU	**33**	**1**	14	(1)
Motor	**33**	**1**	26	(1)
Mortgage indemnity	**2**	**21**	3	20
Overseas	**–**	**(8)**	–	–
Total	**249**	**20**	211	25

INVESTMENT MANAGEMENT

Our fast growing investment management business is a key strategic asset of the Group. It provides fund management expertise to trustees of pension schemes, other institutional clients and to other Group operations. Group funds under management were £114bn at the year end.

In 2000, our investment management team again delivered impressive new business results, winning £12.7bn of new institutional funds of which £11.4bn came from managed fund business.

The profits from investment management increased by 44% to £62m (1999: £43m), reflecting the very strong growth in external funds under management in recent years. The investment management profit includes £3m (1999: £3m) from the Ventures operation and a profit of £2m (1999: £4m loss) from the unit trust and ISA/PEP business.

INTERNATIONAL BUSINESS

The profits from the Group's international business grew strongly by 44% to £52m (1999: £36m) reflecting robust growth in local currency terms.

USA – Legal & General America has been successful in achieving a major position in the high net worth term assurance market. Business written is almost entirely annual premium in nature with the positive impact which that will have on future premium revenue. Legal & General America is a highly focused manufacturer of term insurance with a proven ability to implement technological solutions and a strong reputation for expense control and quality underwriting.

GROWTH IN MSS PROFIT FROM INVESTMENT MANAGEMENT

44%



FIG.3: UK INDIVIDUAL NEW BUSINESS BY DISTRIBUTION CHANNEL

- 60% IFAs
- 24% Business Partnerships
- 16% Direct

New business EPI in 2000 was $93m, down from $101m in 1999 when substantial volumes of business were written prior to pricing changes arising from new statutory solvency provisions which came into effect on 1 January 2000. Legal & General America is well positioned to continue to increase its market share.

Profit before tax of $62m was up 29% (1999: $48m) reflecting the benefit of the rapid growth in business achieved in recent years.

Netherlands – In the Netherlands, new business EPI increased by 43% to €20m (1999: €14m) contrasting favourably with the decline in business seen in the market overall. Annual premium business increased 38% to €11m (1999: €8m) reflecting the strong support we have received following a number of product and service initiatives. Single premium sales were particularly strong, increasing 51% to €86m (1999: €57m) boosted by an annuity product launch in October 2000. Operating profit before tax grew by 22% to €11m (1999: €9m) once again reflecting the growth in the business.

France – In France, new business EPI increased by 28% to €32m (1999: €25m). Within this result, single premium life and pension business increased by 48% to €170m (1999: €115m). Unit trust sales increased by 30% over the year to €65m (1999: €50m). The profit from this business was €5m compared with the 1999 result of €2m, which was adversely impacted by increased local reserving requirements and lower realised gains.

GENERAL INSURANCE

The operating profit fell to £20m (1999: £25m). The household account remains the major component of the Group's general insurance premium income and includes our joint venture with Woolwich plc. The household account produced an operating profit of £5m (1999: £7m profit), despite adverse weather claims of £17m in the fourth quarter of 2000.

The healthcare and Accident, Sickness and Unemployment businesses, for which premiums have grown strongly, produced an operating profit of £1m (1999: £1m loss). The motor business produced an operating profit of £1m (1999: £1m loss).

The operating profit for mortgage indemnity business was £21m (1999: £20m). This included £9m (1999: £6m) arising from the pre-1993 mortgage indemnity reserves, reflecting settlements made. The remaining provision for pre-1993 business is £14m.

As indicated at the half year, the overseas result includes a final settlement in respect of marine business written before 1980 through Andrew Weir Insurance Company Limited, a company now in administration.

OTHER INCOME

Other income including that arising from investments held outside the UK long term fund, together with profits from the other operations described below, was £33m (1999: £29m). The Group's other operations (banking, estate agency and Fairmount) produced a £1m profit (1999: £2m loss). Unallocated corporate expenses reduced to a more normal level of £5m (1999: £10m).

CHANGE IN SHAREHOLDERS' RETAINED CAPITAL (SRC)

Accounting standards require that the change in the SRC be included in the profit before tax.

For 2000, the change in the SRC, grossed up to a pre-tax amount, was an increase of £30m (1999: £260m) and comprised:

- a reduction in the SRC of £24m (1999: increase of £288m) reflecting a 1% negative rate of investment return on equities and property (1999: a positive rate of investment return of 23%); and
- the release of capital and profits from business written in previous years, which has been partially offset by the investment of the SRC in the funding of new business not written in the with-profits fund. In aggregate, these items amounted to a release of £231m, compared to a release of £126m in 1999, a year in which we strengthened our mortality assumptions for annuitants; less
- the accrued transfer from the SRC of £177m (1999: £154m), already included in the life and pensions operating profit.

ACHIEVED PROFITS RESULTS

The Achieved Profits basis is continuing to be developed by the Association of British Insurers as a more realistic method of accounting for long term business. The results of the Group on the Achieved Profits basis are summarised and discussed below. A full statement of the Achieved Profits results can be found on pages 76 to 81.

The Group's operating profit was £678m compared with £652m in 1999, with the contribution from new worldwide long term business up 10% to £196m. The contribution from new business reflects the degree to which anticipated profitability exceeds the target rate of return. Further contributions to operating profit will arise from the management of the business in future years.

Profit on ordinary activities before tax was £392m (1999: £1,294m) which includes a negative investment return variance of £306m (1999: positive variance of £670m). Shareholders' funds were £5,274m (1999: £5,250m), after the dividend to shareholders of £243m.

FIG.4: CONSOLIDATED PROFIT & LOSS ACCOUNT - ACHIEVED PROFITS BASIS

Year ended 31 December	2000 £m	1999 £m
UK life and pensions	**454**	412
USA	**45**	58
Europe	**41**	29
Investment management	**85**	99
General Insurance and other income	**53**	54
Operating profit	**678**	652
Investment return variance	**(306)**	670
Change in equalisation provision	**(6)**	(5)
Economic assumption changes	**26**	(23)
Profit on ordinary activities before tax	**392**	1,294
Profit for the financial period	**243**	999

UK LIFE AND PENSIONS

Operating profit was £454m, compared with £412m for 1999. The contribution before tax from new business was up 19% to £118m. In an increasingly competitive market, we have again written new business which delivers significant value for our shareholders. As a percentage of EPI, the contribution increased from 23% in 1999 to 27% in 2000. Product margins have been maintained in 2000 and there has been a particularly favourable mix of new business.

The contribution from the in-force business was £209m (1999: £194m). This reflects the strong growth in the business portfolio in recent years and the impact of the unwinding of a higher risk discount rate in 2000. In 1999, variances in operating experience and net releases of reserves and provisions virtually offset expenditure on strategic systems. However, in 2000, despite lower investment in strategic systems (2000: £15m, 1999: £50m), the overall variance was negative as a result of amended product charge assumptions and other experience items.

The contribution from shareholders' net worth of £127m (1999: £119m) reflects both the increased expected rate of return and a higher opening net worth.

Profit before tax includes the effect of variances in investment return from those assumed at the end of the previous year, together with economic assumption changes. There was a negative investment variance of £274m in 2000 (1999: positive variance of £663m). The investment return on the equity and property portfolio was 9.0% pa below the assumption for the period (1999: 15.4% pa above the assumption).

INCREASE IN CONTRIBUTION FROM UK LIFE AND PENSIONS NEW BUSINESS 19%

INCREASE IN CONTRIBUTION FROM US NEW BUSINESS (AT CONSTANT EXCHANGE RATES) 37%

The effect of economic assumption changes resulted in an increase of £10m, compared with a reduction of £26m in 1999.

INVESTMENT MANAGEMENT

The operating profit from investment management was £85m compared with £99m in 1999. The profit from UK Managed Funds business was £75m (1999: £96m). The contribution from new business declined from £50m in 1999 to £35m as volumes of new funds under management reduced from the exceptional £12.8bn achieved in 1999 to £11.4bn in 2000. Incurred and assumed expenses have increased to provide enhanced levels of service to a customer base which has greatly enlarged over recent years.

The investment management operating profit also includes £3m (1999: £3m) from the Ventures operation and a profit of £2m (1999: £4m loss) from the unit trust and ISA/PEP business.

INTERNATIONAL LIFE AND PENSIONS

Operating profit from international business was £86m in 2000 (1999: £87m), including a strong new business contribution of £43m (1999: £29m).

USA – The largest contributor to international profits is the highly successful US operation where the contribution from new business increased by 37% (at constant exchange rates) to £34m. Its business environment has been complicated by the introduction of the Triple X regulations for establishing statutory solvency provisions for business written from 2000 onwards. Capital management and repricing measures continue to be taken as the market evolves.

FIG.5: UK LIFE AND PENSIONS PROFIT BEFORE TAX – ACHIEVED PROFITS BASIS

Year ended 31 December	2000 £m	1999 £m
Contributions from:		
New business	**118**	99
In-force business	**209**	194
Shareholders' net worth	**127**	119
Operating profit	**454**	412
Investment return variance	**(274)**	663
Economic assumption changes	**10**	(26)
Profit before tax	**190**	1,049

The embedded value model has been developed to reflect the complexity of this changing environment, resulting in a reduction of £26m in the reported in-force contribution.

Europe – The operating profits of the Dutch and French businesses were £17m (1999: £14m) and £24m (1999: £15m) respectively. The combined contribution from new business was £9m (1999: £6m).



> "The Long Term Fund remains financially strong, with a AAA rating and a stable outlook from Standard & Poor's."
>
> GROUP DIRECTOR (FINANCE) ANDREW PALMER

FIG.6: SHAREHOLDERS' FUNDS

As at 31 December	2000 £m	1999 £m
Embedded value of life and pensions business		
UK	**3,721**	3,824
USA	**443**	344
Netherlands	**67**	62
France	**68**	55
	4,299	4,285
Investment management	**268**	222
General Insurance	**76**	69
Other net assets	**631**	674
Total	**5,274**	5,250

FINANCIAL REPORTING

The Modified Statutory Solvency (MSS) basis, which is the current primary reporting method in the UK for long term insurance business, builds on the statutory requirements designed to demonstrate solvency. The shareholders' interest in the in-force long term business is not fully recognised and hence profit is deferred.

The Achieved Profits basis is being developed by the Association of British Insurers as a more realistic method of accounting for long term business. It reflects the change in the embedded value of the long term business in the profit and loss account. The embedded value is the aggregate of shareholders' net worth and the value of in-force business. It is important to note that, were this basis to become primary reporting, it would not change the profits available for distribution to shareholders as dividends. The Achieved Profits results for the Group, in summary form, are shown in the audited supplementary financial statements and are discussed on pages 24 and 25. Figure 7 summarises the results of the Group for 2000 on the two reporting bases.

The MSS basis requires that the change in the Shareholders' Retained Capital (SRC) is included in the profit before tax. This change includes the fluctuating impact of financing technical long term insurance provisions calculated on conservative principles for solvency purposes. The focus in the Operating Review is therefore on operating profit which excludes the change in the SRC. Operating profit for the UK life and pensions business is based on the statutory transfers from the Long Term Fund (LTF), whilst for other life and pensions business, it corresponds to profit before tax. For general insurance, operating profit is shown before any transfers to or from the equalisation provision. It also includes a longer term investment return on the capital regarded as supporting the business, which is based on the appropriate solvency margin. The exclusion of short term investment fluctuations reflects the manner in which insurers price and manage their business. However, the actual investment return is reported in the profit on ordinary activities before tax.

TOTAL RETURN TO SHAREHOLDERS IN THE LAST 5 YEARS

199%

4%

GROWTH IN MSS PROFIT FROM INTERNATIONAL BUSINESS

SHAREHOLDERS' FUNDS

An analysis of shareholders' funds on the Achieved Profits basis is shown in Figure 6. Shareholders' funds grew to £5,274m (1999: £5,250m), an increase of 5% before the dividend.

During 2000, the embedded value of the UK life and pensions business (excluding operational investments) increased by £115m, before the distribution of £218m (1999: £198m), representing an annual return of 3% after tax (1999: 25%). The increased new business contribution and good operating performance more than offset the underperformance of equity markets in 2000. Over the last five years, the compound growth rate in this embedded value has been 13.4% pa. This embedded value assumes that only 10% of the with-profits estate, described below, is allocated to shareholders.

The embedded value of the UK Managed Funds as a subsidiary activity of the LTF is the value of the in-force business in excess of the net assets included in the MSS accounts. This value grew strongly from £130m to £171m at the end of 2000, before the distribution of £37m which is included in the profit reported on the MSS basis. Both this value and the operating profit after tax on the MSS basis include £11m (1999: £9m) in respect of the benefit of UK double tax relief for the current year. This benefit will not be available from 2001 onwards following changes in the 2000 Budget. An embedded value for the unit trust and ISA/PEP operations is not included.

The embedded value of the international businesses grew from £489m to £578m, after a net increase of £30m arising from capital injections less distributions.

FIG.7: COMPARISON OF REPORTING BASES

	2000 £m	1999 £m
Modified statutory solvency basis operating profit		
Before tax	**479**	418
After tax	**339**	335
Diluted earnings per share	**6.59p**	6.53p
Dividend cover	**1.40**	1.58
Achieved profits basis operating profit		
Before tax	**678**	652
After tax	**487**	488
Diluted earnings per share	**9.47p**	9.52p
Dividend cover	**2.01**	2.31
Shareholders' funds		
Modified statutory solvency basis	**3,187**	3,085
Achieved profits basis	**5,274**	5,250

THE UK LONG TERM FUND

The LTF consists of assets of the Group's main operating subsidiary, Legal & General Assurance Society Limited (Society), which are attributed to the long term insurance business and over which LTF policyholders have prior rights. The market value of the assets representing the LTF was £38.7bn at the end of 2000 (1999: £37.8bn). A simplified representation of the LTF is shown in Figure 9 on page 29.

The LTF is the Group's core asset and remains financially strong, with a AAA rating and a stable outlook from Standard & Poor's. The superior financial strength confirmed by this rating is both a valuable competitive advantage for the Group and the source of considerable security and confidence for the LTF policyholders. This strength gives us greater freedom as to where and when we invest assets, thus providing the potential for enhanced returns for policyholders and shareholders alike. It also gives us the resources to grow our business and to invest in an efficient infrastructure.

The changes to the operation of the LTF, implemented in 1996, enabled transfers from the LTF to increase progressively to a target level. This level, which has yet to be reached, is the aggregate of the shareholders' share of with-profits surplus and a smoothed investment return on the value of both the SRC and non-profit business. In July 1999, the directors indicated that, in the current environment, characterised by low rates of inflation and commensurately lower expected investment returns, they were projecting compound growth in the transfer of 10% per annum over the medium term.

At the end of 2000, assets of £27.0bn within the LTF represented that part of the fund attributable to its with-profits business, the with-profits fund. This amount substantially exceeded that required to meet guaranteed benefits, expected future bonuses and all other liabilities relating to with-profits policies. The excess, known as the with-profits estate, comprises working capital which has been retained in the with-profits fund having been substantially provided by shareholders since the Society started writing modern with-profits policies in 1954. This contrasts with the 'inherited estates' of many other companies which derive from past and present with-profits policyholders. As we reported in July 2000, as at the end of 1999, the with-profits estate amounted to at least £2.3bn. There is, in addition, a sub-fund of £0.3bn, which is available to support the with-profits business and is reported as part of the fund for future appropriations.

The balance of the LTF assets, less an amount to cover the liabilities of the non-profit business, represents the SRC of £2.0bn. The SRC, together with the sub-fund, represents accumulated profits retained in the LTF from past non-profit business.

GROUP DIVIDEND

The transfer from the LTF, together with the Group's other operational cash flows and resources, provide a secure base for our progressive dividend policy.

The dividend has again increased by 14%. The 2000 dividend is covered 1.4 times, based upon the MSS basis operating profit after tax. On the corresponding Achieved Profits basis, the cover is 2.0 times.

MANAGEMENT OF RISK

A significant part of the Group's business is the acceptance of risk in a controlled and considered manner. The essence of insurance is the transfer of financial risk from policyholder to insurer and, therefore, there is a potential for financial loss for insurers. The nature of the risks accepted by insurers means that events, which are unanticipated as regards size and timing, do occur.

The Group has risks within the following general categories: risks related to the exposures arising from the insurance process and the pricing of our risk products; risks associated with the asset/liability management arising from our financial products; and business risks related to operations, people, property and other commercial activities.

INSURANCE EXPOSURES

The Group controls its insurance exposures through underwriting and pricing authorities which set out the risks which may be accepted. Pricing is based on assumptions, such as mortality and persistency, which have regard to past experience and trends.

Insurance exposures are further limited through reinsurance. Reinsurance may be used to reduce the potential loss to the Group from individual large risks and catastrophe events. It may also be used to provide a capital management facility or access to specialist underwriting expertise. Reinsurance is predominantly ceded by treaties which automatically cover all risks meeting prescribed criteria.

The LTF, by virtue of its size and strength, has limited need for reinsurance. For certain new products, it shares its risk exposure with reinsurers by proportional treaties. Underwriting, which is within the remit of the Appointed Actuary, is carried out through a system of delegated authorities. Reinsurance arrangements of the international businesses are commensurate with their respective exposures and capital bases.

The principal general insurance reinsurances are excess of loss catastrophe treaties, under which the excess of an accumulation of claims from an event, above an agreed retention level, is recovered from reinsurers. The effective retention for 2001 has been increased to £18m (2000: £16m) and this represents the maximum net probable loss from any one event within the dominant household account.

ASSET/LIABILITY MANAGEMENT

An Asset/Liability Committee of senior managers, chaired by the Group Chief Executive, establishes investment policies for shareholders' and policyholders' funds on the basis of sound asset/liability principles.

(i) Counterparty credit risk

Counterparty credit limits for the Company and individual subsidiaries are approved and reviewed regularly by senior management. Compliance with these limits for investment and treasury transactions are monitored daily.

Reinsurer counterparty risk for general insurance business is managed by ceding reinsurance to a spread of reinsurers, each of which has been subject to a financial credit review carried out by a leading reinsurance broker.

(ii) Liquidity risk

Liquidity requirements vary according to the type of business. Relevant monthly cash flow projections are maintained to indicate likely cash requirements.

Short term cash requirements can be met inter alia by the sale of liquid investments or the use of short term borrowings.


ST JD D & POOR'S A AL STRENGTH RATING

FIG.8: ANALYSIS OF DEBT BY CURRENCY

Total at 31 December 2000 £571m

- **£442m** Sterling
- **£107m** US Dollar
- **£22m** Euro



(iii) Interest rate risk

The investment policies for long term and other business have due regard to the nature of the liabilities and the guarantees and other embedded options given to policyholders. The interest rate risk of such liabilities is normally managed by investing in assets of similar duration, where possible. It is further managed by both maintaining capital sufficient to cover the consequence of a mismatch under a number of adverse scenarios and by the use of derivatives.

(iv) Foreign exchange risk

Balance sheet translation exposure in respect of the Group's international subsidiaries is actively managed in accordance with a policy, agreed by the Group board, which allows between 25% and 75% of net foreign currency assets to be hedged. Foreign currency exposure in respect of holdings of equities (either foreign currency or sterling quoted) is not hedged as it is not currently considered to constitute a material additional financial risk over and above that represented by the equities themselves.

(v) Business risks

Operational management has responsibility for the management of business risk. The Group Risk Committee, which comprises senior managers drawn from across the Group, monitors the identification of critical risks and their management by appropriate processes.

TREASURY OPERATIONS

The Group has a central treasury function which is responsible for the Group's external financing and related interest rate exposure. It manages foreign currency exposure, liquidity, short term investments and counterparty risks and provides the treasury function for Legal & General Bank. Its authorities are approved by the boards of the companies for which transactions are undertaken and reviewed by the Audit Committee of the Group Board.

Derivatives are not undertaken for speculative purposes, but used to manage interest rate, currency and counterparty exposures in accordance with approved policies.

DEBT AND DEBT FACILITIES

Total debt at the end of 2000 amounted to £571m (1999: £426m) and is analysed in Figure 8. £156m of the debt effectively carried a fixed rate of interest.

Debt to finance mortgage lending and related assets amounted to £279m at end 2000 (1999: £285m). Core shareholder debt, which excludes debt to finance mortgage lending and the LTF (other than the SRC), was £265m at the end of 2000 (1999: £110m). This includes a £150m (nominal) 5⅞% 31 year senior bond issued by Group during 2000 under its US$1bn Medium Term Note programme. In addition, the Group has a US$2bn commercial paper programme, of which only US$24m was outstanding at the end of 2000, and numerous other committed and uncommitted facilities.

The Group complies with all of its borrowing covenants, none of which represents a restriction on funding or investment policy. The Group's current debt ratings from Moody's and Standard & Poor's for long term debt are Aa3 and AA, respectively; and for short term debt, P-1 and A-1+, respectively. The outlook of Standard & Poor's ratings is stable.

The average cost during 2000 of the Group's total debt was 5.9% pa (1999: 5.3% pa).

TAX

The reported rate of tax for the year was 36% (1999: 13%). The principal reason for the higher rate in 2000 was that no tax credit was available for the unrealised investment depreciation within the change in the SRC. A reconciliation of the reported tax to the UK corporate tax rate of 30% (1999: 30.25%) is shown in note 9 on page 59.

FIG.9: LONG TERM FUND


NON-PROFIT BUSINESS
PROFIT AND RELEASED PROVISIONS
NEW BUSINESS INCREASED PROVISIONS
WITH-PROFITS FUND
SRC AND SUB-FUND
INVESTMENT RETURN
UP TO 10% OF DISTRIBUTED SURPLUS
TARGET BASED ON EMBEDDED VALUE
TRANSFER OUT OF LTF



Our commitment to socially responsible behaviour underpins all areas of Legal & General's activities.

Above: Young people from Cardiff enjoying a residential activity course as part of the Legal & General funded Youth Works project.

If Legal & General is to prosper, then the communities in which we operate must also be secure, stable and prosperous. Our Social Responsibility and Environment Programmes are designed specifically to support and sustain the communities and the environment on which we depend as a company.

Our commitment to socially responsible behaviour underpins all areas of Legal & General's activities. At the heart of our ethos is providing customers with good quality products, at an attractive price, which fulfil their needs and exceed their expectations. That approach is central to both our values and our strategy.

In addition, we seek to manage our business according not only to best environmental practice, but also good practice as corporate citizens. We pursue this approach not in search of accolades, but because we believe it makes good business sense. Better use of water and power not only protects our environment, but also saves money. Listening to the needs of local communities and then working closely with them to address those needs is not only beneficial for these communities, but it also helps us to recruit and retain the staff we need. Good social and environmental practice is we believe, good business practice.

SOCIALLY RESPONSIBLE INVESTMENT

Legal & General is committed to operating in a socially responsible manner, not only in its own right, but also as one of the UK's leading investors. As such, we seek to exert a positive influence on corporate behaviour on ethical, social and environmental issues. We do this by talking to management and by voting on resolutions, for example on environmental issues, where this is called for by our corporate governance policy. The actively managed part of our portfolio is also able to exert influence through the position it takes in particular stocks. We offer an Ethical unit trust product, which only invests in companies which have passed certain screening tests. Further details of our Socially Responsible Investment guidelines are available from the Group's Investor Relations department.

SOCIAL RESPONSIBILITY PROGRAMME

Our approach to social responsibility is reviewed annually by the Board when the Programme's budget is set and its guiding principles are agreed. The most important of these principles are:

1. The charities we support and fund should have purposes which are linked to one of the Group's core businesses.
2. Our contributions should make a real difference to the recipient body.
3. Relationships should be non-dependent.
4. Staff involvement is encouraged.
5. Preference is given to projects benefiting the communities surrounding our main offices.

In 2000, Legal & General made contributions of £1.7m to its Social Responsibility Programme.

NATIONAL PROJECTS

Legal & General supports both national and local charities as well as running our own sponsorship and benevolent programmes. Among the many national projects supported by Legal & General in 2000 was an environmental competition for children called The Greenfingers Challenge. The competition was jointly organised by The Tidy Britain Group and the Royal Horticultural Society and was sponsored by Legal & General. Groups of young people were encouraged to create a garden or wildlife area for their whole community to enjoy, and to record their progress through a series of photographs. By creating a garden and enhancing their own environment young people learn to appreciate the wider environment and the important responsibility we all have to care for it.

YOUTH EXCELLENCE

Another Legal & General initiative which operates with national reach is our Youth Excellence Sponsorship programme. This programme was established to help young people showing exceptional talent in their chosen field. Current members of the scheme include James Longford, an able pianist on the verge of a concert career, and Giles Long, a successful Paralympian. James, a student of the Royal College of Music recently won one of the College's most prized awards, the Tagore Gold Medal in recognition of his outstanding ability. Giles Long, a swimmer, has been supported by Legal & General's Youth



James Longford, Legal & General Junior Fellow at the Royal College of Music being presented with the Tagore Gold Medal by the Prince of Wales.



Giles Long is one of several athletes supported by our Youth Excellence Scheme. Giles was delighted to win three medals including two golds at the Sydney 2000 Paralympics. Giles was one of the most successful British athletes in the competition.

Excellence Scheme for the last three years. This support has helped Giles afford the time first to undertake the training required to win selection for the British team competing in the Sydney 2000 Paralympics, and then to win two gold medals and one silver.

LOCAL PROJECTS

An essential element of our programme of Social Responsibility is that we should support the communities around our main offices. Our fastest growing office is in Cardiff where we support a wide range of local charitable activities. One such activity is in Llanrumney where we fund a Crime Concern Youth Works Plus project. This project aims to reduce crime by and against young people and as a result to improve the quality of life for those living in the area. Activity Programmes, both at Easter and in the Summer Splash Programme, provided over 5,000 hours of activity for 135 young people aged 11 to 17 years. The Summer Splash programme resulted in a fall in both youth crime and nuisance calls in the Llanrumney area.

All of our main offices work to establish partnerships with their local communities. Staff are encouraged to play an active role in their local area, working with charities or not-for-profit organisations. In one such partnership, a group of staff from our Kingswood office are working with The Children's Trust, a local charity helping children with profound disabilities and complex medical needs.

Staff involvement in our social responsibility programme is very important to us. But not all staff have either the opportunity or the time to undertake voluntary charitable activities. Accordingly, we worked closely in 2000 with the Charities Aid Foundation to encourage staff take-up under the Give As You Earn scheme (GAYE). In addition to the 10% bonus to contributions which the Government is making, staff contributions to GAYE benefit from Legal & General's willingness to pay in full the administration costs normally levied. We were pleased that monthly GAYE contributions increased eightfold during the year.

ENVIRONMENT

The responsibility for protecting our environment is a shared one, with Government, companies and individuals all having their part to play. At Legal & General, our responsibility to the environment is afforded a high priority. Following a review of the significant risks to the company's value arising from environment and ethical issues, a sub-committee of the Board comprised of representatives from across the business was set up. The committee, chaired by David Rough, Group Director (Investments) is charged with driving forward our Environment Programme. It is aided by environmental committees at each of our sites and a full time environmental advisor. Board members receive specific training on environmental and ethical matters and the Board is updated annually on the work of the Environment Committee.

At the heart of our Programme is an Environmental Management System (EMS) through which we identify environmental risks and set objectives and targets for improvement. Although the EMS is focused on our UK operations, our overseas offices are also active in promoting appropriate environmentally responsible behaviour

REDUCTION IN WATER USAGE

21%

£1.7m

SOCIAL RESPONSIBILITY PROGRAMME FOR 2000

OUR ENVIRONMENTAL TARGETS FOR 2001 INCLUDE:

OBJECTIVE	TARGET 2001
To reduce our total emissions of carbon dioxide.	To reduce annual fixed site carbon dioxide emissions to 180kg CO_2 per square metre at target sites.
To reduce and eventually eliminate the use of ozone depleting substances.	To remove all Halon 1301 from operational sites.
To apply the reduce, reuse and recycle principle to waste management at our sites.	To reduce the total quantity of waste disposed of to landfill from target sites to less than 300 tonnes. To recycle 60% of waste at target sites.
To reduce our consumption of water.	To reduce the quantity of water used at metered sites by 5%.
To reduce the environmental impact associated with our purchase of products and services.	To ensure at least 50% of our key suppliers are in full compliance with the requirements of our Purchasing Environmental Policy.
To manage the environmental risks and reduce the impacts associated with our Investment Property portfolio.	25% of directly managed investment properties to receive an environmental audit.
Legal & General Investments to meet the requirements of the United Nations Financial Institutions Initiative.	To prepare to register with the UNEP Statement by Financial Institutions on the Environment and Sustainable Development.

amongst their staff. In due course we aim to have selected parts of the company operating the EMS certified to the international environment standard ISO 14001.

Progress towards our environmental targets for 2000 was very positive. Measured fixed site carbon dioxide emissions decreased 4% on 1999; measured water consumption decreased 21% on 1999; and 54% of waste by weight was recycled at target sites. However, consumption of paper increased 21% on 1999. An energy audit was completed; energy monitoring software was implemented at our largest site; there were successful trials of a non-ozone depleting replacement gas within an air conditioning system and PCs to the value of almost £1m were recycled for use in schools in the UK and overseas. A more detailed analysis of these statistics will be available in an Environmental Report we intend to publish on our internet site in the summer.

Our environmental targets for 2001 (see table) encompass a wider range of impacts than previous targets and reflect our commitment to continuous improvement. However, we also recognise the long term challenges of incorporating environmental considerations into our investment decision making processes and will continue to build on the work already undertaken on socially responsible investment. Full details will be available in our forthcoming Environmental Report.

The success of our Programme is dependent on commitment from our staff. Our in-house health and safety training programme now incorporates information on environmental best practice. Staff are kept up-to-date on relevant environmental issues through regular articles in our internal magazine and an annual special 'Green' edition. Specialist training is provided to those staff with specific environmental management responsibilities.



Well-trained, well-equipped, well-informed and well-motivated staff are the cornerstone of our success.

DEVELOPING OUR PEOPLE

Legal & General is strongly committed to staff development and training within a closely monitored equal opportunities framework. Each year we spend around £9m training our staff in the UK. Our purpose is to identify and nurture the talents of our staff at all levels of the organisation. We seek thereby to create a workforce which can support and accelerate the continuing growth of our business. At the same time, we seek to ensure that individual staff gain the experience and knowledge to help them fulfil their potential. Our programme seeks to reinforce the values such as customer accessibility, credibility, responsiveness and involvement upon which our brand is built. We encourage an internal culture which stimulates and rewards creativity, flexibility and professionalism. We are currently applying for Investors In People accreditation for our fast growing Cardiff office.

OUR PARTNERSHIP WITH MSF

During 2000, Legal & General reviewed and reaffirmed its partnership agreement with MSF. Under this agreement, management and union work together within the spirit as well as the letter of employee legislation for the benefit of both the business and our staff. The partnership is based on the company providing MSF with open access to information and early participation in the decision making process and on both parties recognising those many interests which are shared, and respecting those which are not.

EQUAL OPPORTUNITIES FOR ALL

Legal & General works closely with MSF to ensure equal opportunities for all staff. The Board receives key Human Resource performance indicators each month and takes action where adverse trends are identified. Women hold senior positions throughout the company, including on the Board, a quarter of whose membership is female. Family friendly policies such as flexible working, job share and parental, maternity, adoption and dependents leave have been introduced. Legal & General is an active member of Business in the Community, Opportunity Now, Race for Opportunity, Employees Disability Forum and the Equal Opportunities Group for Financial Services. We also recognise the obligations and seek to conform with both the Universal Declaration of Human Rights of 1948 and the 1953 European Convention of Human Rights. Our policies and practices have been reviewed to ensure conformity with the UK Human Rights Act 2000.

HEALTH AND SAFETY

The health and safety of our staff has the highest priority. Reports are received regularly from external advisors which indicate that standards of health and safety in our places of work are high. Over 7,000 staff have received health and safety training and it is included within the induction programme for recruits.

A YEAR OF RECOGNITION

IN 2000, LEGAL & GENERAL WAS PLEASED TO WIN MORE AWARDS AND ACCOLADES THAN EVER BEFORE. A HIGHLIGHT WAS WHEN WE WERE NAMED THE UK'S MOST ADMIRED INSURANCE COMPANY FOR THE THIRD YEAR RUNNING. IN THE SAME MANAGEMENT TODAY SURVEY WE WERE ALSO THE ONLY RETAIL FINANCIAL SERVICES COMPANY INCLUDED IN THE UK'S TOP 20 MOST ADMIRED COMPANIES. THE PHOTOGRAPHS BELOW SHOW A FEW OF THE MANY OTHER AWARDS LEGAL & GENERAL WON IN 2000.



LIFE INSURER OF THE YEAR

Legal & General was named Life Insurer of the Year for the second time in three years, at the British Insurance Awards 2000.


PLANNED SAVINGS

AWARD FOR LIFE SERVICE EXCELLENCE

Legal & General won the *Planned Savings* 2000 award for Life Service Excellence following an IFA survey carried out by the magazine.



MOST ADMIRED TIED AGENT HOST COMPANY

Legal & General was chosen by tied agent readers of the weekly trade paper *Financial Advisor* as the tied agent host company they most admired. Respondents were not allowed to vote for their own host company.



THE GOLDEN STAR AWARD FOR EXCELLENCE

In the *Professional Pensions* Awards 2000, Legal & General won the Golden Star Award in recognition of its outstanding performance in the field of occupational pensions.



BEST PRESS OFFICE AT A FINANCIAL SERVICES COMPANY

This award is voted for by members of the Financial Journalists' Group, comprising over 250 journalists from all sectors of the financial media.



BEST ON-LINE LIFE AND PENSIONS PROVIDER

This award was voted for by readers of the magazine *Investors Week* and related publications. In the citation, Legal & General was praised for its product innovation in the life and pensions market, and for having carried this forward onto its web offerings.

YOUR BOARD OF DIRECTORS

1	2	3	4
5	6	7	8
9	10	11	12
13	14	15	16



1 ROB MARGETTS CBE
Chairman. Aged 54. Chairman – Europe of Huntsman Corporation. He is a director of Anglo American Plc and Chairman of the Natural Environment Research Council. Also, a member of the Council of Science and Technology, the Advisory Committee on Business and the Environment and a Governor of the Imperial College of Science, Technology and Medicine. He was formerly a director and Vice Chairman of Imperial Chemical Industries Plc. Appointed in 1996.

2 DAVID PROSSER
Group Chief Executive. Aged 56. Joined Legal & General in 1988 as Group Director (Investments). Appointed Group Chief Executive with effect from 11 September 1991. Previously, he had held positions at British Coal where he was Chief Executive of CIN – the pensions investment management company, Sun Alliance – the insurance company, and Hoare Govett – the stockbroker. He is a Fellow of the Institute of Actuaries and holds a degree from the University College of Wales, Aberystwyth.

3 ANDREW PALMER
Group Director (Finance) from 1 January 2001 – previously Group Director (Corporate Business). Aged 47. Joined Legal & General in 1988 from Commercial Union. He was appointed to the Board as Group Director (Services) on 1 January 1996 and became Group Director (Corporate Business) on 1 July 1999. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

4 DAVID ROUGH
Group Director (Investments). Aged 49. Joined Legal & General in 1989 from Royal Insurance where he was Investment Manager, Royal Life. He is the nominated executive director responsible for environmental matters. Appointed to the Group Board in 1991 as Group Director (Investments), he is a director of Mithras Investment Trust Plc, Group Trust Plc and Legal & General UK Select Investment Trust Plc; and a non-executive director of BBA Group Plc. He is a Fellow of the Chartered Insurance Institute and holds a degree from the University of East Anglia.

5 ROBIN PHIPPS
Group Director (UK Operations) from 1 January 2001 – previously Group Director (Retail Business). Aged 50. Joined Legal & General in 1982 from British Gas and was appointed IT Director in 1985. He was appointed to the Board as Group Director (Sales & Marketing) on 1 January 1996 and became Group Director (Retail Business) on 1 July 1999.

6 KATE AVERY
Group Director (Partnerships and Direct). Aged 40. Joined Legal & General in 1996 as Director (Sales and Marketing). Became Director (Group Marketing and Direct) in 1997 and Retail Customer Director in 1999. Appointed to the Group Board on 1 January 2001. She was previously Managing Director of Barclays Stockbrokers Ltd. and Barclays Bank Trust Company Ltd. She has an MBA from Cranfield School of Management.

7 GARETH HOSKIN
Group Director (IFA and Corporate). Aged 40. Joined Legal & General in 1994 as Finance Director (Sales and Marketing). Became Director (Housing) in 1998 and Retail Marketing Director in 1999. Appointed to the Group Board on 1 January 2001. He previously held positions in Sears plc and Price Waterhouse. He is a member of the Executive Committee at the Council of Mortgage Lenders. A Chartered Accountant, he holds a degree from Salford University.

8 ANTHONY HOBSON
Group Director (Finance) from June 1987 to 1 January 2001, retiring from the Group Board on 28 February 2001. Aged 53. Previously Finance Director: Europe, Middle East, Africa with Sperry Corporation. Qualified as a Chartered Accountant with Arthur Andersen & Co. and holds degrees from the University of Virginia (MBA) and Liverpool University. He was the senior independent director of Thames Water Plc until November 2000.

9 BERNARD ASHER
Vice Chairman, Senior Independent Non-Executive Director and Chairman of the Remuneration Committee. Aged 64. Chairman of Lonrho (Africa) Plc and formerly Executive Director of HSBC Holdings and Chairman of HSBC Investment Bank Plc. Vice Chairman of the Court of Governors of the London School of Economics and Political Science. Appointed in 1998.

10 ALAN WHEATLEY
Independent non-executive director. Aged 62. Chairman of Special Utilities Investment Trust Plc. Deputy Chairman of Ashtead Group Plc. He is a Director of Babcock International Group Plc. He is also Chairman of two private technology companies. Appointed in 1993, he is a member of the Audit Committee.

11 BEVERLEY HODSON
Independent non-executive director. Aged 49. She is Managing Director of WH Smith Group Plc. She was formerly Managing Director of Children's World, which was part of Boots Company Plc, and Managing Director of Dolcis Limited and Cable & Co. which were part of Sears plc. Appointed in December 2000.

12 BARRIE MORGANS
Independent non-executive director. Aged 59. He is Chairman of Azlan Group Plc and a non-executive director of Psion Plc. He was formerly Chairman and Chief Executive of IBM UK Holdings Limited. Appointed in 1997, he is also a member of the Audit Committee.

13 HONOR CHAPMAN CBE
Independent non-executive director. Aged 58. International Director of Jones Lang LaSalle, Chartered Surveyors. She is also a Crown Estate Commissioner and a Board Member of The London Communications Agency. Appointed in 1993.

14 DR RONALDO SCHMITZ
Independent non-executive director. Aged 62. Non-executive director of GlaxoSmithKline Plc and Rohm & Haas Co. He was formerly a director of Deutsche Bank AG. Appointed in October 2000.

15 ELIZABETH WALL
Independent non-executive director. Aged 53. Senior Vice President, General Counsel and Company Secretary, Equant N.V. Graduate of Victoria University of Manchester, she is a solicitor (England and Wales), attorney (California) and a Governor of The Royal College of Law. Appointed in 1998, she is a member of the Audit Committee.

16 LORD BURNS
Chairman of the Audit Committee and an independent non-executive director. Aged 56. He is Chairman of the National Lottery Commissions and of Glas Cymru Cyfyngedig, a director of Pearson Plc and The British Land Company PLC and a Governor of The Royal Academy of Music. Lord Burns was formerly Chief Economic Adviser and Permanent Secretary to H M Treasury. Appointed in 1999.

The Group has complied throughout the year with the provisions of the Combined Code of *the Principles of Good Governance and Code* of Best Practice (the Combined Code), as annexed to the listing rules of the UK Listing Authority, the Financial Services Authority (FSA), except in respect of the formal appointment of a senior independent director and the publication of proxy votes at the Annual General Meeting, both of which are referred to below.

The Board
The Board determines the strategic direction of the Group and reviews its operating and financial position. The Board has a formal schedule of matters specifically reserved to it, which can only be amended by the Board itself and which is reviewed annually. The Board meets at least 11 times during the year.

Directors
Appointments to the Board are the responsibility of the full Board, on the recommendation of the Nominations Committee. New directors have a formal induction programme. The Board and its directors are subject to periodic external appraisal. The next appraisal will be conducted in the first half of 2001. All directors submit themselves for re-election at Annual General Meetings at least once every three years.

There is a continuing training programme for directors and senior managers which, in 2000, included educational and business awareness programmes.

The majority of the Board are independent, non-executive directors with a wide business experience and whose remuneration consists only of fees. They have access to all information relating to the Group; the advice and services of the Group Secretary; and, as required, external advice at the expense of the Group. At the end of 2000 there were nine non-executive directors.

There is a clear division of responsibility between the Chairman and the Group Chief Executive. The roles of Chairman, Group Chief Executive and directors are clearly defined so as to give no individual unfettered powers of decision. The Chairman, the Vice Chairman and the other non-executive directors are independent.

Following the death of the then Chairman, Sir Christopher Harding, on 13 December 1999, Rob Margetts was appointed acting Chairman on 16 December 1999. He was formally appointed as Chairman on 2 February 2000. Bernard Asher was appointed as Vice Chairman and Senior Independent Non-Executive Director on 12 April 2000.

Relations with Shareholders
The Board attaches high importance to maintaining good relationships with shareholders. There is regular dialogue with institutional shareholders. However, care is exercised to ensure that any price-sensitive information is released at the same time to all shareholders, institutional and private, in accordance with the requirements of both the FSA and the London Stock Exchange.

The Board regards the Annual General Meeting as an important opportunity to communicate directly with private investors. The Board, which includes the chairmen of the Remuneration, Nominations and Audit Committees, attends the meeting and is available to answer questions.

In order that shareholders present are aware of the other shareholders' voting intentions, the details of proxy votes are distributed immediately prior to the Annual General Meeting.

Board Committees
The standing committees of the Board are the Remuneration Committee, the Investment Advisory Panel, the Nominations Committee and the Audit Committee. The role and operation of the Remuneration Committee is set out in the Directors' Report on Remuneration on pages 40 to 42.

The Investment Advisory Panel
The Investment Advisory Panel is chaired by Rob Margetts. It comprises all directors and monitors the performance of the Group's investment managers and investment strategy.

Nominations Committee
The Nominations Committee is chaired by Rob Margetts and is comprised of all directors. It must have a majority of non-executive directors when it meets. It has responsibility for proposing the appointment of new Board directors. In doing so, it considers the composition of the Board, the demands made on the Board and its Committees and the requirements of good corporate governance.

Audit Committee
The Audit Committee is chaired by Lord Burns and is comprised of non-executive directors. It met four times during the year to:

- review and advise the Board on the Group's interim and annual financial statements; its accounting policies; and on the control of its financial and business risks;
- review the nature and scope of the work to be performed by the external and internal auditors, the results of that work and management's response;
- make recommendations on the appointment and remuneration of the external auditors; and review the non-audit services provided to the Group by the external auditors.

The Audit Committee meets with executive directors and management, as well as privately with both external and internal auditors. Lord Burns reports the outcome of meetings to the Board and the Board receives the minutes of all Committee meetings.

The terms of reference of the Audit Committee include all matters indicated by the Combined Code, except the control of compliance risks which, as explained below, is the direct responsibility of the Board.

Internal Control
The Board has overall responsibility for the Group's internal control systems and for monitoring their effectiveness. The implementation and maintenance of the internal control systems are the responsibility of the executive directors and senior management.

The performance of internal control systems is reviewed regularly by the Audit Committee and boards of subsidiary companies.

The Group prepares a five year plan and a more detailed one year plan. The Board regularly reviews actual and forecast performance of the businesses compared with the one year plan as well as other key performance indicators.

Management's organisational arrangements include clearly defined lines of responsibility and delegated authority. The Group's control policies and procedures are set out in an operating manual, which is regularly updated and distributed throughout the Group. Executive directors and senior management are required to confirm compliance throughout the year with these policies. The results of this confirmation process are reported to the Audit Committee.

The arrangements for establishing investment, treasury and underwriting policies, together with the related internal control systems, are described in the Operating and Financial Review.

The Chairman and Group Chief Executive oversee employee selection, assessment and development policies and have direct involvement in senior management appointments. Succession planning and contingency arrangements are in place for senior management and have been reviewed during 2000 by both the Remuneration Committee and the Board. From 2001 these reviews will be made by the Board. The Group seeks to conduct business in accordance with high ethical principles and provides employees with written guidance on the standards required.

Review of internal control

In September 1999, the Institute of Chartered Accountants in England & Wales published 'Internal Control: Guidance for Directors on the Combined Code' (known as the Turnbull Committee guidance).

The Combined Code requires directors to review and report to shareholders on the Group's internal control systems, which include financial, operational and compliance controls and risk management.

Established procedures, including those already described, are in place to comply with the Code. The Board assesses the effectiveness of internal control systems on the basis of:

- regular reports by management to the main operating boards and the Audit Committee on the adequacy and effectiveness of internal control systems and significant control issues.
- the Group Risk Committee's review of the continuous group wide process for formally identifying, evaluating and managing the significant risks to the achievement of the Group's objectives.
- compliance reports and presentations from the Group Compliance Officer on, at least, a quarterly basis.
- presentations of the results of internal audits to the Audit Committee by the Group Chief Internal Auditor.

The Group's internal control systems are designed to manage, rather than eliminate, the risk of failure to meet business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss. In assessing what constitutes reasonable assurance, the Board has regard to materiality and to the relationship between the cost of, and benefit from, the internal control systems.

The results from the ongoing monitoring of embedded financial, operational and compliance controls and the risk management process have been reported to the Board. The Board was able to conclude, with reasonable assurance, that appropriate internal control systems had been maintained throughout the period.

Internal Audit

Internal Audit advises management on the extent to which systems of internal control are effective; are adequate to manage business risk; safeguard the Group's resources; and ensure compliance with legal and regulatory requirements. It provides objective assurance on risk and control to senior management and the Board.

Internal Audit's work is focused on areas of greatest risk to the Group as determined by a structured risk assessment process involving executive directors and senior managers. The output from this process is summarised in a plan which is approved by the Audit Committee. The Group Chief Internal Auditor reports regularly to the Group Chief Executive and Audit Committee.

Compliance

Each UK subsidiary which is subject to product and sales regulation has a compliance committee, comprising executive directors, senior managers and compliance officers. These committees receive regular compliance reports which are summarised and reported by the Head of Compliance to the Group Chief Executive and the Board. For international subsidiaries, compliance matters are considered at subsidiary board level.

Group Risk Committee

The Group Risk Committee is chaired by the Group Director (Finance) and comprises senior managers drawn from across the Group. The Committee monitors the process by which critical risks in the UK and overseas are identified and managed. It reports regularly to the main operating board and to the Audit Committee.

Financial risk management

The Group has mechanisms for monitoring underwriting, pricing, credit, liquidity, interest rate and foreign exchange risk. Risk management policies and procedures, as described in the Operating and Financial Review, are regularly reviewed by the executive directors and senior management.

Appointed actuary

The major activity of the Group is the transaction, in the UK, of life and pensions business written through long term insurance funds, for which the appointed actuaries have certain legal accountabilities. They are subject to the disciplines of professional conduct and guidance and have a reporting relationship to the directors of the relevant insurance company and to the supervisory authorities. They have access to the Board and must report fully and impartially on the financial condition of the funds, annually quantifying and confirming each fund's liabilities and solvency position. The supervisory authorities receive a copy of these reports.

Going concern

The directors have prepared the financial statements on the going concern basis consistent with their view, formed after making appropriate enquiries, that the Group is operationally and financially robust.

Remuneration Committee
The Committee is chaired by Bernard Asher and comprises all the non-executive directors, except the Group's Chairman who attends the meetings as appropriate. The meetings are also attended by the Group Chief Executive, except when his own remuneration is being considered.

The Committee determines the remuneration strategy and policy for all staff and the individual remuneration for the most senior managers. It makes recommendations to the Board in respect of executive directors' remuneration. The strategy, policy and approach for remuneration is reviewed annually by the Committee.

Remuneration policy
The Group's remuneration policy is designed to support the recruitment, motivation and retention of employees. Remuneration is considered within the overall context of both the sector of which the Group is a part and the Group's individual businesses. The objective continues to be to pay at the appropriate level in the relevant market with a package designed to align the interests of the employees and the business.

The remuneration for the Group's executive directors and senior managers comprises salary, an annual cash bonus based upon performance, deferred bonus, participation in long term incentive plans with returns based on share performance, together with pensions and other benefits. Reward is designed to avoid the motivation for an individual to subject the Group to an unacceptable risk, in order to achieve a higher bonus. Share schemes are structured to provide a strong alignment of interest between the individual and the business.

All remuneration arrangements are approved by the Remuneration Committee. Annual salaries above £125,000 and any cash bonus over £75,000 are individually approved by the Committee.

Remuneration reflects individual experience, responsibility and market value. It is based on relevant market comparators, related to job size, function and sector and performance.

Judgements are based on a range of external information, mainly from major consultants such as Hay, Watson Wyatt, Bacon & Woodrow and Towers Perrin. The practice is to use at least two independent sources of information for each decision.

In November 2000 the Committee considered whether it should appoint its own external consultants to advise upon remuneration and other matters. The Committee currently feels it is adequately resourced but will review this decision periodically.

Remuneration is determined as follows:

Salary
The practice is to pay salaries close to the median of the relevant market, depending on the individual's performance in the job. This is the only remuneration which is pensionable. Salaries are reviewed annually.

Variable cash bonus
The immediate annual cash bonus is based on the normal bonus in comparator organisations for jobs of this type and level. The amount is varied according to the performance of the business and the individual, measured against pre-determined objectives. This cash bonus will only exceed 50% of salary in exceptional circumstances or, for a small number of managers, where market practice makes it appropriate.

Deferred bonus
There are arrangements in place which allow for an additional deferred cash bonus to be paid to particular groups of staff. The limits and deferred periods on these arrangements are considered and re-authorised each year by the Remuneration Committee.

Under the Restricted Share Plan (RSP) certain managers are now invited to use up to half the value of their annual cash bonus to buy Legal & General shares, or lodge Legal & General shares of an equivalent value, to which the Group adds twice that value in shares. The total is deferred for a minimum of three years. Shares under this scheme are placed in trust.

The Share Bonus Plan (SBP) grants restricted shares which are held in a trust for three years. The SBP is now predominantly used for a few new recruits each year.

Long term incentives
The Board believes that a significant element of managers' remuneration, particularly at the most senior levels, should be linked to the delivery of above average long term returns for shareholders. The managers' interests in both relative and absolute share price performance are important. This is facilitated by the use of share schemes and the encouragement to grow a significant personal shareholding in the business.

The Group's long term incentives have been developed to reflect market practice and to provide long term management focus and motivation.

The Remuneration Committee has taken a considered look over the last year at the use of share schemes and at the Long Term Incentive Plans (LTIPs) in particular – i.e. the executive share option scheme (ESOS) and performance share plan (PSP) described below. We have been informed by our advisors that market practice has changed significantly to give increased allocations to those executives who can make a difference to the share price performance.

In normal circumstances, the value of share options granted each year will not exceed the amount of an employee's remuneration for that year. In most years, the value will be considerably less. The value of share options is assessed using option pricing methodology, which indicated a value of around 40% of the face value. In respect of grants now being made, for which a PSP share alternative is offered, an employee may take one PSP share for every four options granted.

The schemes are summarised below and details of grants to the directors are shown in Note 27 pages 69 to 71.

12.3m options have been offered to over 650 managers in the 2001 Pay Review under an ESOS, and an Inland Revenue approved company share option plan (CSOP). Performance conditions for release are an important part of these plans.

The PSP grants conditional shares to top managers, based upon performance. The PSP was used to offer performance shares to 35 managers in 2001 in respect of 2000 performance, as an alternative to ESOS, on the basis of one performance share for four share options. All the executive directors elected to take PSP shares rather than ESOS in respect of the award made to them during 2000 based on 1999 performance. They will be granted ESOS only in 2001 based on 2000 performance. The Group Chief Executive will be awarded a special grant of ESOS following the decision to postpone his leaving date, given that this is the last grant he can receive.

Under the PSP, the number of performance shares transferred to the individual is dependent upon the Legal & General total shareholder return (TSR) compared with that of the other FTSE 100 companies, measured over a three year period. The minimum number of performance shares is transferred if the TSR is above median. The number increases proportionately to a maximum of four times the performance shares for performance at or above the twentieth position. Any PSP shares arising from 1998, 1999 and 2000 grants will be released in 2001, 2002 and 2003 respectively, provided the performance targets are met.

There are share schemes for all employees. Executive directors and senior managers can participate on the same terms as all UK employees in the Inland Revenue approved Save As You Earn share option (SAYE) scheme, the employee profit sharing scheme, the CSOP and the new Inland Revenue approved scheme, the Employee Share Plan (ESP). 59.35% of all staff at end 2000 were participating in the SAYE scheme. The ESP was approved by shareholders in October 2000. It supports the Group's profit share culture and its desire that all employees should have an equity interest in the Group. It provides the facility, in a tax-efficient manner, for the Group to give shares free to eligible employees, to match part or all of shares purchased by employees by monthly deduction from salary. From April 2001, the Company has offered to match the first £20 per month invested by employees. There will be an allocation in April 2001 of 250 shares to all eligible staff.

Pension

The Group operates a number of defined benefit and defined contribution pension schemes in the UK and overseas which are described in more detail in Notes 27 and 34 on pages 69 and 75. The assets of all the defined benefit schemes are held in separate trustee-administered funds and all significant schemes have been subject to regular reviews by qualified actuaries employed by the Group.

The Group has a range of contingent benefits, such as death in service and ill health cover, but has no liability for retirement benefits other than pensions.

The five executive directors at 31 December 2000 were entitled, on retirement from Legal & General at age 60 and subject to Inland Revenue limits, to a pension of two thirds of their base annual salary. On death in service, an executive director will be treated as other senior executives. Further details of these arrangements are contained in Note 27, page 69.

Other benefits

Other benefits are provided by the Group only when there are strong market or other reasons. These benefits are:

- a company car, or an allowance of equal cost, where either the job or the market requires it;
- medical insurance for managers and their dependants;
- staff discounts. Legal & General products can be acquired by directors on terms which are no more favourable than those which apply to other members of staff.

Overseas compensation

Although the UK remuneration philosophy is followed throughout the Group, detailed practice outside the UK reflects local markets and conditions. The individual remuneration for each overseas Managing Director is ratified by the Remuneration Committee.

Remuneration of Executive Directors for 2000

The executive director comparator market is considered to be mainly the FTSE 100 companies with influence from other major companies in the UK financial services sector. The Remuneration Committee has access to a range of information from major consultants on which to base its deliberations. The salary of each executive director is placed, over time, close to the market median for the respective role. The cash bonus is varied around the normal market level based on business and personal performance against pre-determined objectives. These objectives and assessments of performance are based on profit and productivity targets, together with the long term enhancement of shareholder value. Compliance with regulations is a major determinant of any bonus.

All executive directors were granted matching RSP shares, which are shown as deferred bonus in Note 27, page 69. As explained on page 40, each executive director elected to take PSP shares rather than executive share options in 2000.

The Group's comparative share performance has resulted in PSP awards crystallising in 2000 from share scheme allocations made in 1997. These are shown in Note 27, pages 69 to 71.

The Group Chief Executive, David Prosser, was the highest paid director in 2000. He received a salary of £530,000, a cash bonus of £265,000, and a grant of shares in the RSP of £159,000. Total remuneration was £1,265,000, including the value of shares released in 2000 from the PSP (£291,000), which were originally granted in 1997.

The Remuneration Committee also intends to have regard to the ownership of shares in the future grant of share options or PSP shares. The Group Chief Executive will be expected to build a holding of shares valued at twice salary. The other executive directors will be expected to build a holding valued at one times their salary.

Full details of the directors' individual remuneration, shareholdings, share incentives and share options are given in Note 27, pages 69 to 71.

Service contracts

The notice entitlement for the three executive directors appointed before 1 March 1995 is a six month rolling period plus an eighteen months' salary and benefits entitlement on termination by the Group. These executive directors agreed in 1995, without compensation, to reduce their notice period from three years.

Contracts for executive directors appointed after 1 March 1995 contain six months' rolling notice period, plus a six months' salary and benefits entitlement on termination.

There are a small number of contractual employment arrangements where it is possible for payments on termination to exceed one year's remuneration. This is the case in respect of two executive directors. To conform to best governance practice, the decision has been made to reduce potential termination payments so that, by the end of 2002, no potential payment will exceed one year's remuneration. No compensation will be paid in respect of this reduction.

Copies of executive directors' service contracts are available for inspection during normal working hours at the registered office.

External appointments

The Company encourages its top managers to broaden their experience and capability through involvement in outside activities. Any such appointments are subject to annual agreement by the Remuneration Committee and must not be with competing companies. Subject to the Committee's agreement, any fees may be retained by the individual.

Non-executive director fees

Fees for the non-executive directors are determined by the full Board, based on a range of external information and set within the aggregate limits contained in the Articles of Association. £10,000 of the fees is paid as a lump sum with the expectation that the amount after tax will be used each year to buy Legal & General shares, which will be retained for the remaining period of office. All fees are non-pensionable. There is no other remuneration other than where the Company meets authorised expenses of non-executive directors incurred on Legal & General activities and any associated tax liability.

Employee information

The aggregate number of employees world-wide in 2000 was 8,363 (1999: 8,289) and in the UK was 7,740 (1999: 7,644). Aggregate gross remuneration in wages and salaries was £206m (1999: £202m). Greater detail is given in Note 29, page 72.

Included in the UK figures are 719 (1999: 744) part time employees with an aggregate gross remuneration of £8m (1999: £8m). The Group is an Equal Opportunities employer and has policies to ensure an appropriate mix of gender, age and ethnic origin at all levels. Compliance with these policies is monitored closely by the Board. As at the end of 2000 51.5% of employees were female and 48.5% male and the ethnic mix of employees at our three main operating sites was appropriate to the ethnic mix of the communities surrounding them.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF LEGAL & GENERAL GROUP PLC.

We have audited the financial statements on pages 45 to 75 which have been prepared in accordance with the accounting policies set out on pages 52 and 53.

Respective responsibilities of Directors and Auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements. The other information comprises only the directors' report, the Chairman's statement, the operating and financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2000 and the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London, 26 February 2001

Principal activities and significant changes
Legal & General Group Plc (the Company) is the ultimate holding company for a group of insurance, investment management and financial services companies. The Company's principal operating subsidiaries are set out on page 73. Information on their principal activities and their financial performance is described in the OFR on pages 16 to 29.

Result for the year
The profit for the financial year was £317m (1999: £587m) and earnings per share was 6.18p (1999: 11.50p). The consolidated balance sheet on pages 48 and 49 and the consolidated profit and loss account on pages 45 to 47 show the affairs of the Group as at, and for the year ended, 31 December 2000. Analysis of worldwide life and pensions written premiums is shown on page 55, Note 2(v) and general insurance written premiums are shown on page 45.

Dividend
The directors recommend the payment of a final dividend of 3.23p per share. With the interim dividend of 1.48p per share paid on 2 October 2000, this brings the total dividend for 2000 to 4.71p per share (1999: 4.13p), an increase of 14%. The final dividend will be paid on 1 May 2001 to members registered on 6 April 2001. The cost of the dividends for the year is £243m, leaving a retained profit of £74m.

Directors
The directors of the Company (at 31 December 2000), together with biographical notes, are shown on pages 36 and 37. With the exception of Dr Ronaldo Schmitz, who was appointed on 1 October 2000, and Beverley Hodson, who was appointed on 1 December 2000, all the directors remained in office throughout 2000. Kate Avery and Gareth Hoskin were appointed as directors on 1 January 2001.

The directors retiring by rotation at the Annual General Meeting are Bernard Asher, Andrew Palmer, Robin Phipps and David Rough and, being eligible, offer themselves for re-election.

Kate Avery, Beverley Hodson, Gareth Hoskin and Dr Ronaldo Schmitz were appointed since the last Annual General Meeting and, being eligible, offer themselves for election.

Kate Avery, Gareth Hoskin, Andrew Palmer and Robin Phipps have service contracts which are terminable by them or the Company on receipt of not less than six months' written notice. On termination, they would become entitled to six months' salary and benefits.

David Rough has a service contract which is terminable by him or the Company on receipt of not less than six months' written notice. On termination, he would become entitled to eighteen months' salary and benefits. Bernard Asher, Beverley Hodson and Dr Ronaldo Schmitz do not have service contracts with the Company.

For directors at 31 December, their interests in the share capital of the Company and details of their share options and other long term incentive schemes are shown on pages 69 to 71. The Directors' Report on Remuneration, which provides details of the current incentive schemes, is on pages 40 to 42. There have been no changes in the directors' share interests between 31 December 2000 and 26 February 2001.

United Kingdom employees
It is the Group's policy to treat its employees without discrimination and to operate equal opportunity employment practices designed to achieve this end.

Furthermore, it is the Group's policy to give full and fair consideration to applications for employment made by disabled persons, to continue, wherever possible, the employment of staff who become disabled and to provide equal opportunities for the training and career development of disabled employees.

The Group seeks to achieve a common awareness among staff of corporate objectives and performance, financial and economic factors affecting the business and other matters of concern to them as employees. During the year, staff were provided with information through briefings by managers, training courses, staff newspapers and circulars.

The Company operates a Save As You Earn share option scheme, a Profit Sharing Scheme, a Company Share Option Plan, and an Employee Share Plan, all of which are Inland Revenue approved.

Information on the number of employees and their remuneration is shown on page 72, Note 29.

Purchase of own shares
The directors propose to seek shareholders' approval to renew the authority for the Company to purchase its own shares up to a total of 257,454,800 ordinary shares of 2.5p each, having an aggregate nominal value of £6,436,370, being 5% of the issued nominal ordinary share capital as at 31 December 2000. A Special Resolution seeking shareholders' authority is set out in the Notice of the Annual General Meeting on page 82.

Share capital
As at 26 February 2001, the Company had received notifications from AXA S.A. and CGNU Plc of holdings in the Company's issued share capital amounting to 3.70% and 3.06%, respectively.

Resolution 5, set out in the Notice of the Annual General Meeting, will authorise the directors to allot up to an aggregate nominal amount of £6,436,370, being 5% of the total issued share capital as at 31 December 2000.

Resolution 6, set out in the Notice of the Annual General Meeting, will authorise the directors to issue up to 5% of the Company's issued share capital as at 31 December 2000 for cash without offering the shares first to existing shareholders by way of rights, although it is not intended, without prior consultation with the Investment Committee of the Association of British Insurers, to issue in this way more than 7.5% of the unissued share capital in any rolling three year period. The resolution will also authorise the directors to allot shares in connection with a rights issue otherwise than strictly pro rata where practical considerations, such as fractions and foreign securities laws, make this desirable.

Details of the number, the consideration and the reason for the issue of shares by the Company during the year are set out on page 63, Note 18.

Other than the above, your directors have no current intention of issuing further share capital and no issue will be made which would effectively alter control of the Company without the prior approval of the members in general meeting.

Environment
Details of the Group's commitment to environmental issues as part of its social responsibility programme are set out on pages 32 and 33.

United Kingdom donations
During 2000 charitable donations totalling £700,000 (1999: £664,000) were made.

No political donations were made during the year (1999: none).

Payment of suppliers
The Group agrees terms and conditions for its business transactions with suppliers on an individual basis.

Payment is made on these terms provided the supplier meets its obligations. The average number of days of payments outstanding at 31 December 2000 was 31 (1999: 33).

Auditors
A resolution to re-appoint the retiring auditors, PricewaterhouseCoopers, who have expressed their willingness to be re-appointed, will be proposed at the Annual General Meeting.

On behalf of the Board

D W Binding
Group Secretary
26 February 2001

STATEMENT OF DIRECTORS' RESPONSIBILITY

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period, which comply with the relevant provisions of the Companies Act 1985. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates which are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that the financial statements comply with the above requirements.

The directors are also responsible for:

- ensuring that the Company and Group have suitable internal controls for maintaining proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and of the Group;
- safeguarding the assets of the Company and the Group;
- taking reasonable steps for the prevention and detection of fraud and other irregularities.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2000

Technical account – general business

	Notes	2000 £m	1999 £m
Earned premiums, net of reinsurance			
– gross premiums written (UK business)		**259**	221
– outward reinsurance premiums		**(10)**	(10)
	2(vi)	**249**	211
Change in the provision for unearned premiums			
– gross		**(6)**	17
– reinsurers' share		**1**	1
		244	229
Allocated investment return transferred from the non-technical account	4	**19**	18
		263	247
Claims incurred, net of reinsurance			
Claims paid			
– gross		**180**	159
– reinsurers' share		**(2)**	(5)
		178	154
Change in the provision for claims			
– gross		**(15)**	(15)
– reinsurers' share		**2**	3
		165	142
Changes in other technical provisions, net of reinsurance		**(10)**	(8)
Net operating expenses	5	**88**	88
Change in the equalisation provision		**6**	5
		249	227
Balance on the technical account – general business		**14**	20
comprising:			
Underwriting result		**1**	7
Change in the equalisation provision		**(6)**	(5)
Investment return		**19**	18
		14	20

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2000

Technical account – long term business

	Notes	2000 £m	1999 £m
Premiums, net of reinsurance			
– gross premiums written	2(v)	**3,828**	3,616
– outward reinsurance premiums		**(129)**	(103
		3,699	3,513
Investment income and realised gains	4(i)	**7,090**	6,274
Unrealised gains on investments		**-**	7,283
Other technical income		**12,034**	13,618
		22,823	30,688
Claims incurred, net of reinsurance			
Claims paid			
– gross		**8,935**	6,237
– reinsurers' share		**(86)**	(74
		8,849	6,163
Change in the provision for claims			
– gross		**20**	10
– reinsurers' share		**(8)**	(2
		8,861	6,171
Change in other technical provisions, net of reinsurance			
Long term business provision			
– gross		**2,037**	1,273
– reinsurers' share		**(228)**	(124
		1,809	1,149
Provisions for linked liabilities		**4,815**	20,587
		6,624	21,736
Net operating expenses	5	**616**	558
Investment expenses and charges	4(ii)	**47**	39
Unrealised losses on investments		**7,629**	-
Other technical charges		**9**	(6
Tax attributable to the long term business	9	**203**	67
Allocated investment return on shareholders' retained capital (SRC) transferred to the non-technical account	4	**(135)**	181
Transfers (from) to the fund for future appropriations		**(1,485)**	1,585
		22,369	30,331
Balance on the technical account – long term business		**454**	357

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2000

Non-technical account

	Notes	2000 £m	1999 £m
Profit from general business			
Balance on the technical account – general business		**14**	20
Profit from long term business			
Balance on the technical account – long term business		**454**	357
Tax credit attributable to balance on			
the technical account – long term business	9	**128**	83
	2(iv)	**582**	440
Other operations			
Investment income and realised gains	4(i)	**194**	146
Unrealised gains on investments		**–**	8
Allocated investment return on the SRC			
transferred from the technical account – long term business	4	**(135)**	181
Investment expenses and charges	4(ii)	**(99)**	(79)
Unrealised losses on investments		**(19)**	–
		(59)	256
Allocated investment return			
transferred to the technical account – general business	4	**(19)**	(18)
		518	698
Other income		**91**	90
Other charges		**(111)**	(112)
Profit on ordinary activities from			
continuing operations before tax		**498**	676
Tax on profit on ordinary activities	9	**(181)**	(89)
Profit for the financial year		**317**	587
Dividends	6	**(243)**	(212)
Retained profit		**74**	375
		p	p
Earnings per share	11	**6.18**	11.50
Diluted earnings per share	11	**6.16**	11.44
Dividend per share		**4.71**	4.13

CONSOLIDATED BALANCE SHEET

As at 31 December 2000

Assets

	Notes	2000 £m	1999 £m
Investments			
Land and buildings	13(i)	3,582	3,498
Other financial investments	13(ii)	31,495	30,645
		35,077	34,143
Assets held to cover linked liabilities	15	70,678	65,928
Reinsurers' share of technical provisions			
Provision for unearned premiums		5	4
Long term business provision		599	362
Claims outstanding		31	24
Other technical provisions		4	6
Technical provisions for linked liabilities		4	2
		643	398
Debtors			
Debtors arising out of direct insurance operations			
– Policyholders		107	95
– Intermediaries		36	31
		143	126
Debtors arising out of reinsurance operations		32	17
Other debtors		207	203
		382	346
Other assets			
Tangible assets	16	34	43
Cash at bank and in hand		95	121
Purchased interests in long term business	17	48	51
		177	215
Prepayments and accrued income			
Accrued interest and rent		373	355
Deferred acquisition costs		792	674
Other prepayments and accrued income		172	147
		1,337	1,176
Total assets		108,294	102,206

CONSOLIDATED BALANCE SHEET

As at 31 December 2000

Liabilities

	Notes	2000 £m	1999 £m
Capital and reserves			
Called up share capital	18	**129**	128
Share premium account	18	**142**	132
Profit and loss account	19	**2,916**	2,825
Shareholders' funds – equity interests		**3,187**	3,085
Subordinated liabilities – Euroconvertible bond	20	**-**	3
Fund for future appropriations		**4,331**	5,814
Technical provisions			
Provision for unearned premiums		**158**	152
Long term business provision		**26,596**	24,465
Claims outstanding		**242**	234
Equalisation provision		**28**	22
Other technical provisions		**18**	30
		27,042	24,903
Technical provisions for linked liabilities		**70,566**	65,742
Provisions for other risks and charges			
Provisions for taxation	21	**17**	122
Creditors			
Creditors arising out of direct insurance operations		**132**	126
Creditors arising out of reinsurance operations		**133**	95
Amounts owed to credit institutions	20	**571**	423
Bank customer deposits		**1,307**	1,031
Other creditors including taxation and social security	26	**1,008**	862
		3,151	2,537
Total liabilities		**108,294**	102,206

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	2000 £m	1999 £m
At 1 January	**3,085**	2,700
Total recognised gains and losses	**334**	590
Dividends	**(243)**	(212)
Issue of share capital	**11**	7
At 31 December	**3,187**	3,085

COMPANY BALANCE SHEET

As at 31 December 2000

	Notes	2000 £m	1999 £m
Fixed assets	22	**3,527**	3,274
Current assets			
Amounts owed by Group companies		**173**	206
Tax		**6**	4
Other debtors		**27**	24
		206	234
Creditors: amounts falling due within one year			
Amounts owed to Group companies		**(2)**	(5)
Other creditors and accruals		**(7)**	(10)
Dividends	6	**(166)**	(146)
		(175)	(161)
Net current assets		**31**	73
Total assets less current liabilities		**3,558**	3,347
Creditors: amounts falling due after more than one year			
Subordinated liabilities – Euroconvertible bonds	20	**-**	3
Amounts owed to Group companies		**371**	259
		371	262
Shareholders' net assets		**3,187**	3,085
Representing capital and reserves			
Called up share capital	18	**129**	128
Share premium account	18	**142**	132
Revaluation reserve	24	**2,431**	2,335
Profit and loss account	24	**485**	490
Shareholders' funds – equity interests		**3,187**	3,085

The notes and statements on pages 52 to 75 form an integral part of these financial statements.

The financial statements on pages 45 to 75 and the supplementary financial statements on pages 76 to 80 were approved by the directors on 26 February 2001

Rob Margetts
Chairman

David Prosser
Group Chief Executive

Andrew Palmer
Group Director (Finance)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December 2000

	2000 £m	1999 £m
Profit for the financial year	**317**	587
Exchange gains	**17**	3
Total recognised gains and losses	**334**	590

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2000

	Notes	2000 £m	1999 £m
Net cash inflow from operating activities	25(i)	**55**	115
Interest paid on operational borrowings		**(9)**	(6)
Tax (paid) received		**(12)**	36
Capital expenditure: net payments		**(3)**	–
Dividends paid		**(223)**	(193)
Financing	25(ii)	**142**	37
		(50)	(11)

Cash flows (excluding long term business and SRC) were invested (divested) as follows:			
Cash holdings		**3**	0
Shares, other variable yield securities and units in unit trusts		**(1)**	2
Debt securities and other fixed income securities		**(302)**	283
Other loans and investments		**193**	(217)
Deposits with credit institutions		**57**	(79)
Net portfolio investment	25(ii)	**(53)**	(11)
		(50)	(11)

1. Accounting Policies

Basis of preparation
Both the Group's and Company's financial statements conform to applicable accounting standards and have been prepared under the historical cost convention, modified by the revaluation of certain assets as required by the Companies Act 1985.

The Group's financial statements have been prepared in compliance with Section 255A of, and Schedule 9A to, the Companies Act 1985. These financial statements conform with the Association of British Insurers' (ABI) Statement of Recommended Practice on Accounting for Insurance Business (SORP) issued in December 1998.

The Company's financial statements have been prepared in compliance with Section 226 of, and Schedule 4 to, the Companies Act 1985 adopting the exemption of omitting the profit and loss account conferred by Section 230 of that Act.

Basis of consolidation
The consolidated financial statements incorporate the assets, liabilities and results of the Company and of its subsidiary undertakings drawn up to 31 December each year, except as disclosed in Note 32(ii). Profits or losses of subsidiary undertakings sold or acquired during the period are included in the consolidated results up to the date of disposal or from the date of acquisition.

Goodwill
Goodwill on the acquisition of subsidiaries prior to 1998 has been charged directly to reserves. From 1998 onwards the Group's policy is to capitalise goodwill and charge it to the profit and loss account over its anticipated life. The profit or loss on the disposal or closure of a business takes account of any goodwill previously charged to reserves.

Long term business

General
The results of long term business are reported using the modified statutory solvency (MSS) basis of accounting set out in the SORP.

Profits for international long term business are reported on bases consistent with MSS or US GAAP.

Premium and other technical income
Premiums from linked policies, and other technical income from pension fund management business, are recognised in the technical account – long term business when the liabilities arising therefrom are created. All other premiums including annuity considerations are accounted for when due for payment.

Deferral of acquisition expenses
Acquisition costs comprise direct costs, such as initial commission, and the indirect costs of obtaining and processing new business.

Acquisition costs which are incurred during a financial year, are deferred to the extent that they are recoverable out of future revenue margins, either by including a zillmer adjustment, or by use of an explicit asset which is amortised in accordance with the incidence of margins.

Costs in respect of linked and non-profit business are deferred as an explicit deferred acquisition cost asset. This asset is amortised over the period during which the costs are expected to be recoverable, and in accordance with the incidence of future related margins.

Acquisition costs in respect of the USA are deferred in accordance with US GAAP.

Claims
Death claims are accounted for on notification of death. Surrenders for non-linked policies are accounted for when payment is made. All other claims and surrenders are accounted for when payment is due. Claims payable include the direct costs of settlement.

Long term business provision
The long term business provision is calculated on actuarial principles. In the UK, the calculation is in accordance with statutory reporting for solvency and uses the net premium method, including explicit provision for guaranteed reversionary bonuses, including those guaranteed as a result of the current valuation.

Fund for future appropriations (FFA)
The FFA comprises funds which have not been allocated at the balance sheet date between with-profits policyholders and shareholders, and contains implicit provisions for future guaranteed bonuses.

Tax
The investment return on shareholders' funds within the UK long term fund is included in the Balance on the technical account – long term business gross of attributable tax and is not subject to further grossing up. The remainder of the Balance on the technical account – long term business is grossed up at the corporate tax rate applicable for the period.

Investments

General
The reporting of investment return, comprising investment income less related expenses, interest expense and investment gains and losses, is dependent upon whether the investments are held in long term funds (or otherwise backing long term policies), or whether they form part of shareholders' and general insurance funds. The former are reported in the technical account – long term business and an allocation is made to the non-technical account, gross of any applicable tax, so as to derive a return based on a longer term rate of return on the SRC in the technical account. The investment return on other investments is included in the non-technical account and an allocation based on a longer term rate of investment return is made to the technical account – general business.

Investment income
Investment income includes dividends, interest and rent. Directly related investment expenses are reported separately within investment expenses and charges. Dividends are accrued on an ex-dividend basis. Interest and rent are included on an accruals basis. Investment income arising in subsidiary undertakings in France, Holland and the USA includes the amortisation of certain redeemable fixed interest securities.

Interest expense
Interest expense reflects the underlying cost of borrowing and includes payments and receipts made under interest rate swap and option agreements which are amortised over the interest period to which they relate. It is reported in investment expenses and charges.

Investment valuations
Listed investments are shown at market value, unlisted investments at directors' valuation and mortgages and loans at values based on current interest rates. Derivative contracts purchased

1. Accounting Policies continued

to manage the mix of investments, principally futures contracts, are included at market value.

Land and buildings in the UK are valued as at the balance sheet date by external chartered surveyors at open market values in accordance with the Appraisal and Valuation Manual of The Royal Institute of Chartered Surveyors. Outside the UK, valuations are provided by local managing directors in conjunction with external qualified professional valuers in the countries concerned.

The Companies Act requires that land and buildings are depreciated over their estimated useful lives. However, in accordance with SSAP19, no depreciation is provided on investment properties and the directors consider that this accounting policy is necessary for the accounts to give a true and fair view. Depreciation is only one of the factors reflected in the valuations and the amount which might otherwise have been shown cannot reasonably be separately identified or quantified.

Investment gains and losses

Realised gains and losses on investments are calculated as the difference between net sales proceeds and original cost.

Unrealised gains and losses on investments are calculated as the difference between the carrying valuation of investments at the balance sheet date and original cost. Movements in unrealised gains and losses on investments arising in the year are included in the profit and loss account.

Investment in subsidiary undertakings

Shares in subsidiary undertakings (other than those listed in Note 32(ii)) are stated at the Company's share of their net assets. Gains or losses arising on investments in subsidiary undertakings are taken to revaluation reserves or the profit and loss account as appropriate.

General insurance

Results of general insurance business are determined after taking account of unearned premiums, outstanding claims and unexpired risks using the annual basis of accounting.

An equalisation provision has been established in accordance with the requirements of the Insurance Companies (Reserves) Act 1995 to mitigate exceptional high loss ratios for classes of business displaying a high degree of claims volatility. The amounts provided are not liabilities arising from in-force business because they are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date. Notwithstanding this, it is required by Schedule 9A to the Companies Act 1985, to be included within technical provisions.

Capital supporting general insurance business is based on the solvency margin appropriate for the business.

Premium income

Premiums are accounted for in the period in which the risk commences. Estimates are included for premiums not notified by the year end and provision is made for anticipated lapses of renewals not yet confirmed. Outwards reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct or inwards reinsurance business being reinsured.

Those proportions of premiums written in a year which relate to periods of risk extending beyond the end of the year are carried forward as unearned premiums.

A proportion of commission and other acquisition expenses relating to unearned premiums is carried forward as deferred acquisition expenses or, with regard to reinsurance outwards, as deferred income.

Claims

Claims and related reinsurance amounts are accounted for in respect of all incidents up to the year end. Provision is made on the basis of available information for the estimated ultimate cost including claims settlement expenses, of:

- claims reported but not settled;
- claims incurred but not yet reported.

In addition to unearned premiums, and after taking account of investment return, additional amounts are set aside where necessary for unexpired risks to meet future claims on business in-force at the end of the year.

Other assets

Capital expenditure

Expenditure on computers, motor cars and large items of equipment is depreciated over periods ranging up to four years, having regard to expected residual values. All other items of capital expenditure are charged to the profit and loss account as incurred.

Purchased interests in long term business

Blocks of in-force business purchased either directly or through the acquisition of a subsidiary undertaking are capitalised at an actuarially determined fair value. These amounts are amortised over their effective lives.

Foreign currencies

Assets, liabilities and revenue transactions in foreign currencies are translated into sterling at rates of exchange ruling at the end of the year, other than for certain minor revenue transactions which are translated into sterling at the appropriate rates prevailing during the year. The resulting exchange adjustments are dealt with through reserves, except for those arising on cash settlements which are included in the profit and loss account. Currency transactions which are covered by specific forward exchange contracts are translated into sterling at the contracted exchange rates. The interest differential reflected in forward contracts is taken to interest expense. Revaluations of investments in subsidiary undertakings less revaluations of any related borrowings are taken directly to reserves.

Deferred tax

Deferred tax is calculated on the liability method and is provided for only to the extent that it is considered, with reasonable probability, that the liability will become payable within the foreseeable future.

Pension costs

The Group charges the regular cost of its pension schemes against profits on a systematic basis over the service lives of the pensionable employees. Variation from regular cost is allocated over the expected remaining service lives of current scheme members.

Any difference between the cumulative amounts charged against profits and contribution amounts paid is included as a provision, or prepayment, in the balance sheet. Deferred tax in respect of pension costs is accounted for in accordance with the policy described above.

2. Segmental analysis

(i) New business	Annual 2000 £m	Single 2000 £m	Annual 1999 £m	Single 1999 £m
Life and pensions				
UK				
– Life individual non-linked	**47**	**648**	59	448
– Life individual linked	**82**	**103**	67	186
– Life group non-linked	**31**	**–**	24	–
– Pensions individual non-linked	**19**	**631**	20	429
– Pensions individual linked	**58**	**248**	53	255
– Pensions group non-linked	**9**	**326**	11	643
Total UK	**246**	**1,956**	234	1,961
USA	**62**	**1**	63	1
Netherlands	**7**	**54**	5	35
France	**5**	**107**	5	71
	320	**2,118**	307	2,068
Investment business				
Unit trusts, ISAs and PEPs				
– UK	**27**	**672**	23	877
– France	**–**	**41**	–	31
Institutional fund management				
– UK*	**–**	**12,677**	–	13,098
	27	**13,390**	23	14,006

* Managed funds of £11,367m (1999: £12,756m) written by Legal & General Assurance (Pensions Management) Limited are reported in Other technical income within the technical account – long term business.

New annual premiums arise where the terms and conditions of a policy anticipate more than one premium being paid over its lifetime; new single premiums comprise all premiums which do not fall to be categorised as new annual premiums.

(ii) Operating profit before tax	2000 £m	1999 £m
Life and pensions		
– UK (see Note 2(v))	**312**	285
– USA	**42**	30
– Netherlands	**7**	5
– France	**3**	[illegible]
	364	32[illegible]
Investment management	**62**	4[illegible]
General insurance business (see Note 2(vi))	**20**	25
Other income (see Note 2(iii))	**33**	29
	479	41[illegible]

2. Segmental analysis continued

(iii) Other income	2000 £m	1999 £m
Shareholders' other income		
– Investment return on shareholders' funds (excluding SRC)	**46**	47
– Interest expense on core debt	**(9)**	(6)
	37	41
Unallocated corporate expenses	**(5)**	(10)
Shareholders' other income and unallocated corporate expenses	**32**	31
Other operations	**1**	(2)
	33	29

(iv) Reconciliation between operating profit and profit before tax	Long term business 2000 £m	General insurance 2000 £m	Other operations 2000 £m	Total 2000 £m	Total 1999 £m
Operating profit	**364**	**20**	**95**	**479**	418
Long term profit included in investment management result	**53**		**(53)**	**–**	–
Investment return on SRC in the UK long term fund	**111**		**(135)**	**(24)**	288
Net capital released from non-profit business	**231**			**231**	126
Accrued transfer to shareholders in respect of non-profit business included in operating profit	**(177)**			**(177)**	(154)
	582	**20**	**(93)**	**509**	678
Variation from longer term investment return		**(5)**		**(5)**	3
Change in equalisation provision		**(6)**		**(6)**	(5)
Profit on ordinary activities before tax	**582**	**9**	**(93)**	**498**	676

(v) Turnover and operating profit – long term business	Gross premiums written 2000 £m	Operating profit 2000 £m	Gross premiums written 1999 £m	Operating profit 1999 £m
With-profits business				
– Life	**1,335**	**98**	1,233	88
– Individual pensions	**778**	**33**	688	35
– Group pensions	**60**	**4**	56	8
	2,173	**135**	1,977	131
Non-profit business	**1,161**	**177**	1,284	154
UK	**3,334**	**312**	3,261	285
USA	**256**	**42**	181	30
Netherlands	**98**	**7**	72	5
France	**140**	**3**	102	1
	3,828	**364**	3,616	321

Gross premiums written by destination are not materially different from gross premiums written by origin.

2. Segmental analysis continued

(vi) Analysis of general insurance result	Net premiums written £m	Underwriting profit (loss) £m	Investment return £m	Operating profit (loss) £m	Change in equalisation provision £m	Total £m
Year ended 31 December 2000						
Household	**181**	**(7)**	**12**	**5**	**(6)**	**(1)**
Healthcare and ASU (Accident, Sickness and Unemployment)	**33**	**0**	**1**	**1**	**–**	**1**
Motor	**33**	**(2)**	**3**	**1**	**–**	**1**
Mortgage indemnity	**2**	**18**	**3**	**21**	**0**	**21**
UK	**249**	**9**	**19**	**28**	**(6)**	**22**
Overseas	**0**	**(8)**	**0**	**(8)**	**–**	**(8)**
	249	**1**	**19**	**20**	**(6)**	**14**
Year ended 31 December 1999						
Household	168	(4)	11	7	(5)	2
Healthcare and ASU	14	(1)	0	(1)	–	(1)
Motor	26	(2)	1	(1)	–	(1)
Mortgage indemnity	3	16	4	20	0	20
UK	211	9	16	25	(5)	20
Overseas	0	(2)	2	0	–	0
	211	7	18	25	(5)	20

(vii) Shareholders' funds – equity interests	SRC 2000 £m	Other 2000 £m	Total 2000 £m	Total 1999 £m
Life and pensions				
– UK	**1,805**	**–**	**1,805**	1,818
– USA		**483**	**483**	377
– Netherlands		**15**	**15**	15
– France		**43**	**43**	40
	1,805	**541**	**2,346**	2,250
Investment management	**134**	**–**	**134**	92
General insurance business	**–**	**76**	**76**	69
Banking	**81**	**11**	**92**	96
Corporate funds	**(14)**	**553**	**539**	578
	2,006	**1,181**	**3,187**	3,085

Shareholders' capital supporting general insurance business is based on the solvency margin appropriate for the business.

3. Auditors' remuneration

Fees paid to PricewaterhouseCoopers as auditors amounted to £1.0m (1999: £1.1m). Included in these figures are £0.1m (1999: £0.1m) in respect of the Company.

Other fees paid to PricewaterhouseCoopers comprised:

	UK 2000 £m	Group 2000 £m	UK 1999 £m	Group 1999 £m
Audit related work including review of regulatory returns	**0.3**	**0.4**	0.5	0.6
Corporate activity	**0.1**	**0.1**	0.6	0.6
Other advisory services	**–**	**–**	0.1	0.2
	0.4	**0.5**	1.2	1.4

4. Investment return

(i) Investment income and gains	Technical account – long term business 2000 £m	Non-technical account 2000 £m	Technical account – long term business 1999 £m	Non-technical account 1999 £m
Investment income				
Income in respect of land and buildings				
– Received from group undertakings	**2**	**–**	–	–
– Received from other sources	**234**	**1**	246	1
	236	**1**	246	1
Income in respect of other investments				
– Received from group undertakings	**0**	**0**	9	0
– Received from other sources	**2,916**	**171**	2,683	146
	2,916	**171**	2,692	146
Total investment income	**3,152**	**172**	2,938	147
Realised investment gains (losses)	**3,938**	**22**	3,336	(1)
	7,090	**194**	6,274	146
Unrealised investment (losses) gains	**(7,629)**	**(19)**	7,283	8
	(539)	**175**	13,557	154
(ii) Investment expenses and charges				
Bank loans and overdrafts	**0**	**(26)**	0	(30)
Other borrowings	**(22)**	**(71)**	(17)	(47)
Total interest expense	**(22)**	**(97)**	(17)	(77)
Investment management expenses	**(25)**	**(2)**	(22)	(2)
	(47)	**(99)**	(39)	(79)
Total investment return	**(586)**	**76**	13,518	75
comprising:				
Longer term rate of return:				
General insurance	**–**	**19**	–	18
SRC	**111**	**–**	107	–
Variation from longer term rate of return:				
General insurance	**–**	**(5)**	–	3
SRC	**(135)**	**–**	181	–
Actual investment returns on:				
Other short term funds	**–**	**62**	–	54
Other long term funds	**(562)**	**–**	13,230	–
	(586)	**76**	13,518	75

Investment return has been allocated to/from the technical accounts in accordance with the ABI SORP by reference to a longer term rate of investment return in relation to the respective investible funds. The investment return has been calculated by applying the longer term rates of return to the investment funds at the start of each quarter. The longer term rates used, which are consistent with the assumptions used for the expected return for Achieved Profits reporting in the Supplementary Accounts, were UK equities 7.7% pa (1999: 7.1% pa), UK gilts 5.1% pa (1999: 4.5% pa).

4. Investment return continued

(iii) Comparison of longer term and actual investment return:

	1997-2000 £m	1997-1999 £m
Actual return attributable to shareholders:		
– General insurance business	**109**	95
– SRC	**783**	807
	892	902
Longer term return included in technical accounts:		
– General insurance business	**93**	74
– SRC	**533**	422
	626	496
Cumulative excess of actual returns over longer term returns	**266**	406

5. Net operating expenses

	Technical account –		Technical account –	
	Long term business 2000 £m	General business 2000 £m	Long term business 1999 £m	General business 1999 £m
Acquisition costs	**467**	**73**	411	69
Administration expenses – maintenance	**174**		151	
– other	**93**		163	
Total administration expenses	**267**	**19**	314	17
Reinsurance commissions	**(21)**	**(2)**	(21)	(1)
	713	**90**	704	85
(Increase) decrease in deferred acquisition costs (net of reinsurance)	**(97)**	**(2)**	(146)	3
	616	**88**	558	88

Other administration expenses comprise: the costs of strategic system developments; year 2000; and expenses, but not claims, relating to the personal pensions review required by the UK Financial Services Authority.

6. Dividends

	2000 £m	1999 £m
Interim dividend paid 2 October 2000 of 1.48p (1999: 1.30p)	**77**	66
Proposed final dividend of 3.23p (1999: 2.83p) payable on 1 May 2001	**166**	146
	243	212

7. Profit for the financial year

The profit for the financial year includes a profit of £238m (1999: £570m) dealt with in the accounts of the parent company, for which no profit and loss account is shown as permitted by Section 230 (4) of the Companies Act 1985.

8. Exchange rates

Principal rates of exchange used for translation into sterling at the end of the year:

	2000	1999
United States dollar	**1.49**	1.61
Euro	**1.59**	1.61

9. Tax charge (credit)

	Technical account – long term business 2000 £m	Non-technical account 2000 £m	Technical account – long term business 1999 £m	Non-technical account 1999 £m
UK corporation tax at 30% (1999: 30.25%)				
– Current tax for the year	**296**	**52**	176	19
– Adjustments in respect of prior periods	**0**	**(1)**	(32)	(10)
	296	**51**	144	9
– Double tax relief	**(24)**	**(6)**	(20)	(2)
	272	**45**	124	7
– Deferred tax	**(105)**	**0**	(74)	(5)
	167	**45**	50	2
Foreign tax				
– Current tax for the year	**30**	**8**	17	4
– Adjustments in respect of prior periods	**6**	**0**	0	0
	36	**8**	17	4
	203	**53**	67	6
Tax attributable to the balance on the technical account – long term business		**128**		83
Tax on profit on ordinary activities		**181**		89

Reconciliation of reported tax charge to UK corporate tax rate	2000 £m	1999 £m
Tax at UK rate of 30% (1999: 30.25%) on profit on ordinary activities before tax	**150**	205
Reported tax charge	**181**	89
Difference	**(31)**	116
Difference between taxable and accounting investment gains	**(6)**	10
Lower overseas tax rates	**11**	18
Non taxable UK dividends	**2**	2
(Higher) lower tax on SRC investment return	**(35)**	72
Disallowable expenditure less investment allowances	**(4)**	(1)
Adjustments in respect of prior periods	**1**	10
Deferred tax released	**0**	5
	(31)	116

10. Officers' loans

At 31 December 2000 there were loans outstanding amounting to £374,829 (1999: £244,236) made to 6 (1999: 4) officers of the Company.

11. Earnings per share

Earnings per share have been calculated in accordance with FRS14 using the weighted average number of ordinary shares in issue and the profits for the financial year. The reconciliation between the profit for the financial year and earnings per share and the adjusted profit for the financial year and related earnings per share is as follows:

	2000			1999		
	Weighted average number of shares m	Profit £m	Earnings per share p	Weighted average number of shares m	Profit £m	Earnings per share p
Operating profit after tax from continuing operations	**5,130**	**339**	**6.61**	5,104	335	6.56
Variation from longer term general insurance investment return		**(4)**	**(0.08)**		2	0.04
Change in equalisation provision		**(4)**	**(0.08)**		(3)	(0.06
Change in SRC		**(14)**	**(0.27)**		253	4.96
Profit for the financial year	**5,130**	**317**	**6.18**	5,104	587	11.50
Net shares under options allocable for no further consideration	**12**	**–**	**(0.02)**	21	–	–
Euroconvertible bonds outstanding	**–**	**–**	**–**	6	0	(0.06
Diluted profit for the financial year	**5,142**	**317**	**6.16**	5,131	587	11.44

12. General insurance business provisions

	2000 £m	1999 £m
Provision for unearned premiums		
– gross	**158**	152
– reinsurers' share	**(5)**	(4
	153	148
Claims outstanding		
– gross	**146**	161
– reinsurers' share	**(5)**	(7
	141	154
Equalisation provision	**28**	22
Other technical provisions (provision for unexpired risks)		
– gross	**18**	30
– reinsurers' share	**(4)**	(6
	14	24
Deferred acquisition costs (DAC)	**(44)**	(42
General insurance provisions, net of reinsurance and DAC	**292**	306

General insurance provisions, together with related reinsurance recoveries, are fairly stated in aggregate on the basis of available information, but the establishment of provisions can never be definitive and reassessments take place regularly.

The equalisation provision is calculated in accordance with statutory formulae for the purpose of mitigating exceptionally high claim ratios in future years. This provision is in addition to those for the anticipated cost of settlement of claims outstanding at 31 December 2000.

13. Investments

(i) Land and buildings	Long term business 2000 £m	Other business 2000 £m	Total 2000 £m	Long term business 1999 £m	Other business 1999 £m	Total 1999 £m
Leasehold properties						
– Long leaseholds	**328**	**21**	**349**	456	30	486
– Short leaseholds	**42**	**2**	**44**	38	3	41
	370	**23**	**393**	494	33	527
Freehold properties	**3,024**	**165**	**3,189**	2,805	166	2,971
Total land and buildings	**3,394**	**188**	**3,582**	3,299	199	3,498
(ii) Other financial investments*						
Shares and other variable yield securities and units in unit trusts	**13,610**	**1,459**	**15,069**	14,337	1,448	15,785
Debt securities and other fixed income securities	**12,728**	**723**	**13,451**	12,055	1,019	13,074
Loans secured by mortgages	**14**	**1,275**	**1,289**	13	1,009	1,022
Other loans						
– Policy loans	**7**	**58**	**65**	7	54	61
– Other loans	**73**	**0**	**73**	68	1	69
	80	**58**	**138**	75	55	130
Deposits with credit institutions	**863**	**439**	**1,302**	339	245	584
Other investments	**18**	**228**	**246**	25	25	50
Total other financial investments	**27,313**	**4,182**	**31,495**	26,844	3,801	30,645
Total investments	**30,707**	**4,370**	**35,077**	30,143	4,000	34,143
Original cost of investments:						
Land and buildings	**2,385**	**138**	**2,523**	2,316	145	2,461
Other financial investments						
– Shares and other variable yield securities and units in unit trusts	**7,881**	**856**	**8,737**	6,574	679	7,253
– Debt securities and other fixed income securities	**11,554**	**729**	**12,283**	10,941	1,022	11,963
– Loans secured by mortgages	**14**	**1,275**	**1,289**	13	1,009	1,022
– Other loans	**80**	**58**	**138**	75	55	130
– Deposits with credit institutions	**863**	**439**	**1,302**	339	245	584
– Other investments	**18**	**218**	**236**	24	25	49
Total other financial investments	**20,410**	**3,575**	**23,985**	17,966	3,035	21,001
	22,795	**3,713**	**26,508**	20,282	3,180	23,462
Included in the current values above are listed investments amounting to:	**25,200**	**1,619**	**26,819**	26,198	1,799	27,997

* The reported asset mix shown above does not reflect the use of derivatives. The effect of outstanding futures contracts is to change the mix as if:

(i) for long term business, the value as reported for shares, and other variable yield securities and units in unit trusts decreased by £69m (1999: £383m), and

(ii) for other business, the value as reported for shares, and other variable yield securities and units in unit trusts increased by £54m (1999: £94m decrease).

In both cases, deposits would be changed by corresponding amounts.

The effect of other derivatives is not considered significant enough to be separately reported.

The value of land and buildings which were occupied by the Group for its own activities, included above, was £30m (1999: £25m). The original cost was £14m (1999: £13m).

14. Goodwill resulting from acquisitions

The cumulative goodwill charged to reserves prior to 1998, arising from acquisition of subsidiaries which are still part of the Group, amounted to £90m at 31 December 2000 (1999: £90m).

15. Assets held to cover linked liabilities

	2000 £m	1999 £m
Managed funds (Legal & General Assurance (Pensions Management) Limited)	**61,850**	57,318
Other linked business	**8,828**	8,610
	70,678	65,928

The original cost of investments held to cover linked liabilities was £55,659m (1999: £46,722m).

16. Tangible assets

Fixtures, fittings, tools and equipment (principally computer equipment and cars)	2000 £m	1999 £m
Cost:		
At 1 January	**119**	114
– Additions	**13**	19
– Disposals	**(16)**	(14)
At 31 December	**116**	119
Depreciation:		
At 1 January	**76**	74
– Provided during the year	**18**	14
– Disposals	**(12)**	(12)
At 31 December	**82**	76
Net book value at 31 December	**34**	43

17. Purchased interests in long term business

	2000 £m	1999 £m
Cost:		
At 1 January	**165**	158
– Exchange revaluation	**13**	7
At 31 December	**178**	165
Amortisation:		
At 1 January	**114**	117
– Exchange revaluation	**9**	5
– Provided during the year	**7**	(8)
At 31 December	**130**	114
Net book value at 31 December	**48**	51

The net book value of purchased interests in long term business represents the remaining unamortised portion of the actuarially determined fair values of purchased long term in-force business in the USA. Relevant life business is amortised over its economic life in proportion to the projected premium income from that business. Interest rate sensitive business is amortised in relation to the present value of estimated gross profits.

18. Share capital and share premium

	Number of shares	2000 £m	1999 £m
Authorised share capital			
At 31 December: ordinary shares of 2.5p each	**6,000,000,000**	**150**	150

Issued share capital

Fully paid ordinary shares of 2.5p each		Share capital £m	Share premium £m
At 1 January 2000	**5,129,488,392**	**128**	**132**
Options exercised under share option schemes			
– Executive share option scheme	**6,725,634**	**0**	**3**
– Save As You Earn scheme	**6,835,014**	**1**	**4**
Conversions by holders of Euroconvertible bonds	**6,048,102**	**0**	**3**
At 31 December 2000	**5,149,097,142**	**129**	**142**

Options

Options over 54,412,695 shares are outstanding under CSOP, ESOS and SAYE schemes at 31 December 2000 as shown below:

Number of shares	Option price pence per share	Option period ending in	Number of shares	Option price pence per share	Option period ending in
3,839,305	34.4 – 147.5	2001	1,257,338	135.0 – 150.0	2006
5,676,744	33.9 – 150.0	2002	913,977	124.0 – 125.0	2007
8,969,213	42.6 – 147.5	2003	266,442	135.0	2008
6,400,283	45.4 – 150.0	2004	8,807,496	177.25	2009
6,180,756	47.7 – 147.5	2005	12,101,141	170.5 – 174.0	2010

A description of these schemes is contained in the Directors' Report on Remuneration on pages 40 and 41.

Employee share ownership trust

The Company has an employee share ownership trust (ESOT) which purchases ordinary shares in the Company in the market and holds such shares for delivery to employees under the various employee share schemes. Instead of using shares purchased in the market by the ESOT, the Company may issue new shares.

During 2000 4.2 million shares were provided by the ESOT to employees to settle allocations due under the 1997 SBP and PSP releases and to trustees under the Company's share schemes for 1999. As at 31 December 2000 the ESOT held 10.1 million shares acquired at a cost of £8.1m and with a market value of £18.6m, of which 0.8 million were purchased at market rates during 2000. The ESOT's investments are included at cost in the consolidated balance sheet within Other financial investments. The cost of shares acquired by the ESOT is being financed by an interest free loan from the Company.

The ESOT has waived its rights to the dividends payable on the shares it holds.

19. Movement in consolidated profit and loss account

	2000 £m	1999 £m
At 1 January	**2,825**	2,447
Retained profit	**74**	375
Exchange gains	**17**	3
At 31 December	**2,916**	2,825

20. Borrowings

	Long term 2000 £m	Other business 2000 £m	Total 2000 £m	Long term 1999 £m	Other business 1999 £m	Total 1999 £m
Analysis by purpose						
Core debt	**27**	**265***	**292**	31	110	141
Mortgage related	**5**	**274**	**279**	8	277	285
Total	**32**	**539**	**571**	39	387	426

Reported as:	2000 £m	1999 £m
Subordinated liabilities	**–**	3
Amounts owed to credit institutions		
– repayable, otherwise than by instalments, in less than five years	**424**	423
– repayable, otherwise than by instalments, in more than five years	**147**	–
	571	426

* Includes £147m attributed to the SRC.

	2000 £m	1999 £m
Analysis by nature		
Unsecured		
– Guaranteed PEP Bond 2001	**147**	142
– 5⅞% medium term notes 2031	**147**	–
– Other medium term notes 2001/2004	**126**	123
– Eurocommercial paper 2001	**9**	102
– Bank loans 2001	**142**	56
– 6¾% Euroconvertible subordinated bonds 2008	**–**	3
	571	426
Analysis by maturity		
In one year or less or on demand	**418**	253
Between 1 and 2 years	**0**	167
Between 2 and 5 years	**6**	6
In 5 years or more	**147**	0
	571	426

i) The Group has revolving credit facilities amounting to £285m expiring between 2001 and 2005, arranged on a bilateral basis with a number of banks, which may be used to refinance existing borrowings.

ii) The maturity profile above is calculated on the basis that a facility to refinance a maturing loan should not be recognised unless the facility and the loan are related. If refinancing under the Group's committed facilities were recognised, then £260m of the amount shown as repayable within one year would be reclassified as repayable after more than one year.

20. Borrowings continued

Analysis by currency

After taking into account interest rate and currency swaps, the Group's borrowings at 31 December 2000 were as follows:

	Total £m	Floating borrowings £m	Fixed borrowings £m	Fixed borrowings weighted average interest rate %	Period for which rate is fixed years
Sterling	**442**	**295**	**147**	5.99	31
United States dollar	**107**	**107**	**0**		
Euro	**22**	**13**	**9**	6.45	1
	571	**415**	**156**		

21. Provisions for other risks and charges

Deferred tax	2000 £m	1999 £m
At 1 January	**122**	201
Credit for the year	**(105)**	(79)
At 31 December	**17**	122
comprising:		
Unrealised net gains on investments	**0**	105
Other timing differences	**17**	17
	17	122

Potential deferred tax not provided for:

	Long term business 2000 £m	Other 2000 £m	Long term business 1999 £m	Other 1999 £m
Unrealised net gains on investments	**576**	**22**	818	31
Other timing differences	**(24)**	**(6)**	(34)	(12)
	552	**16**	784	19

Potential deferred tax is computed at the relevant corporate tax rate according to existing law.

Of the £105m credit (1999: £79m credit), £105m credit (1999: £74m credit) relates to the technical account – long term business. It arose from a reversal of deferred tax in respect of corporate and government debt, for which a UK tax election was available for 1996 to 1999 only. In respect of earnings retained by overseas subsidiaries, £10m (1999: £10m) is provided and £Nil (1999: £Nil) included in potential deferred tax.

22. Company fixed assets

	Shares in Group companies 2000 £m	Loans to Group companies 2000 £m	Total 2000 £m	Shares in Group companies 1999 £m	Loans to Group companies 1999 £m	Total 1999 £m
At valuation, 1 January	**2,874**	**400**	**3,274**	2,478	443	2,921
Additions	**–**	**144**	**144**	376	5	381
Revaluation	**96**	**13**	**109**	396	(48)	348
Transfer of subsidiary	**–**	**–**	**–**	(376)	–	(376)
At valuation, 31 December	**2,970**	**557**	**3,527**	2,874	400	3,274
At cost, 31 December	**576**	**576**	**1,152**	576	432	1,008

23. Long term insurance funds

	2000 £m	1999 £m
Long term business provision – gross	**26,596**	24,465
Technical provision for linked liabilities – gross	**70,566**	65,742
Claims outstanding – gross	**96**	73
	97,258	90,280
Reinsurers' share of provisions	**(629)**	(381)
	96,629	89,899
Deferred acquisition costs	**(748)**	(632)
Fund for future appropriations	**4,331**	5,814
SRC in the UK long term fund	**2,006**	1,981
	6,337	7,795
Total long term insurance funds	**102,218**	97,062
comprising insurance funds for:		
UK life and pensions business	**38,264**	37,794
UK Managed funds	**61,830**	57,298
Other business	**2,124**	1,970
	102,218	97,062

The cost of bonuses incurred during the year was £848m (1999: £820m), of which £478m (1999: £507m) was included in the long term business provision above.

The long term insurance funds represent the total assets associated with long term business less relevant creditors, valued in accordance with the provisions of Schedule 9A to the Companies Act 1985. The fund for future appropriations primarily consists of unrealised investment appreciation within the UK with-profits fund.

The assumptions underlying the calculation of the UK long term business provision for statutory solvency purposes are contained in the returns to the Financial Services Authority. These returns are due to be submitted by 30 June 2001 and will then be available on request to any shareholder. The principal assumptions are:

	2000	1999
Rate of interest		
Life assurances	**2.75-3.25% pa**	2.75-3.5% pa
Bonuses on with-profits life assurances	**2.25% pa**	2.25% pa
Pension assurances	**3.0-5.0% pa**	3.0-5.0% pa
Annuities in deferment	**2.0-5.1% pa**	3.0-5.2% pa
Vested annuities	**5.1% pa**	5.2% pa
Vested annuities (RPI-linked – net rate after allowance for inflation)	**1.85% pa**	1.65% pa
Mortality tables		
Non-linked individual term assurances	**A67/70 ult-3 yrs**	A67/70 ult-3 yrs
Other non-linked life assurances	**A67/70 ult-2 yrs**	A67/70 ult-2 yrs
Annuities in deferment	**A67/70 ult-3 yrs**	A67/70 ult-3 yrs
Vested annuities (with allowance for secular trends according to CMI Report No.17)	**77-96%a(55) ult-3 yrs**	82-96%a(55) ult-3 yrs

Other assumptions
Local generally accepted interest rates and actuarial tables are used in calculating the long term business provisions for international long term business operations.

24. Movement in Company reserves

	Revaluation reserve 2000 £m	Profit and loss account 2000 £m	Revaluation reserve 1999 £m	Profit and loss account 1999 £m
At 1 January	**2,335**	**490**	2,315	132
Retained loss after tax and dividends	**–**	**(5)**	–	(18)
Increase in the net assets of subsidiaries	**96**	**–**	396	–
Realisation of profit on transfer of subsidiary	**–**	**–**	(376)	376
At 31 December	**2,431**	**485**	2,335	490

25. Cash flow for shareholders' and general insurance funds

(excluding SRC and its subsidiaries)

(i) Reconciliation of profit on ordinary activities before tax	2000 £m	1999 £m
Profit on ordinary activities before tax	**498**	676
Profits relating to long term business	**(364)**	(321)
Profit before tax of subsidiaries of the SRC	**(60)**	(36)
Change in SRC excluding subsidiaries	**(30)**	(260)
Cash received from long term business	**49**	180
Depreciation of tangible fixed assets	**7**	10
Decrease in general insurance technical provisions	**(14)**	(30)
Increase in other operating debtors	**(54)**	(36)
Increase (decrease) in other operating creditors	**9**	(66)
Interest expense on core debt	**9**	6
Realised and unrealised investment losses (gains)	**5**	(8)
Net cash inflow from operating activities	**55**	115
(ii) Analysis of cash flows for headings netted in the cash flow statement		
Financing		
Issue of share capital	**11**	7
Increase (decrease) in total borrowings	**131**	(12)
Increase in mortgage related borrowings	**0**	42
	142	37
Portfolio investments		
Cash outflows from the purchase/advances of:		
Shares and other variable yield securities and units in unit trusts	**64**	84
Debt securities and other fixed income securities	**272**	458
Loans secured by mortgages	**64**	39
Other loans and investments	**471**	11
Cash inflows from the sale/redemption of:		
Shares and other variable yield securities and units in unit trusts	**(65)**	(82)
Debt securities and other fixed income securities	**(574)**	(175)
Loans secured by mortgages	**(64)**	(81)
Other loans and investments	**(278)**	(228)
Net cash outflows from:		
Deposits with credit institutions	**57**	(79)
	(53)	(53)
Increase in mortgage loans financed by borrowings	**0**	42
	(53)	(11)

25. Cash flow for shareholders' and general insurance funds

(excluding SRC and its subsidiaries) continued

(iii) Movement in opening and closing portfolio investments net of financing	2000 £m	1999 £m
Net cash inflow for the period	3	0
Cash flow (excluding long term business and SRC)		
Net purchase of portfolio investments	(53)	(53)
(Increase) decrease in total borrowings	(131)	12
Movement arising from cash flows	(181)	(41)
Movement in long term business and SRC investments net of financing	963	2,677
Changes in market values and exchange rate effects	(19)	3
Total movement in portfolio investments net of financing	763	2,639
Portfolio investments net of financing at 1 January	33,838	31,199
Portfolio investments net of financing at 31 December	34,601	33,838

(iv) Movement in cash, portfolio investments and financing	At 1 Jan 2000 £m	Cash flow £m	Changes in long term business (Incl. SRC) £m	Changes to market and currency values £m	At 31 Dec 2000 £m
Cash at bank, and in hand	121	3	(29)	0	95
Land and buildings	3,498	0	84	0	3,582
Shares and unit trusts	15,785	(1)	(705)	(10)	15,069
Debt securities and other fixed income securities	13,074	(302)	665	14	13,451
Loans secured by mortgages	1,022	0	267	0	1,289
Other loans	180	193	11	0	384
Deposits with credit institutions	584	57	661	0	1,302
	34,143	(53)	983	4	35,077
Financing					
Loans due within 1 year	(253)	(149)	10	(26)	(418
Loans due after 1 year	(173)	18	(1)	3	(153
	(426)	(131)	9	(23)	(571
	33,838	(181)	963	(19)	34,601

26. Other creditors

	Long term business 2000 £m	Other business 2000 £m	Total 2000 £m	Long term business 1999 £m	Other business 1999 £m	Total 1999 £m
Tax payable	234	61	295	137	49	186
Dividends payable	–	166	166	–	145	145
Balances between long term and other business	1,078	(1,078)	–	888	(888)	-
Other creditors	275	272	547	302	229	531
Total	1,587	(579)	1,008	1,327	(465)	862

Except as indicated in Note 20 (Borrowings), all creditors are payable within a period of 5 years.

27. Directors' remuneration and share interests

The Directors' Report on Remuneration on pages 40 to 42 explains the approach to remuneration policy.

Directors' remuneration

			Annual Bonus		Total		Long term incentive scheme	
	Salary/fees £'000	Benefits £'000	Cash £'000	Deferred £'000	2000 £'000	1999 £'000	2000 £'000	1999 £'000
Executive:								
Anthony Hobson	300	15	110	0	425	454	194	412
Andrew Palmer	240	16	90	54	400	389	97	206
Robin Phipps	270	16	135	81	502	436	121	206
David Prosser	530	16	265	159	970	867	291	618
David Rough	350	15	150	90	605	633	194	412
	1,690	78	750	384	2,902	2,779	897	1,854
Non-executive								
Bernard Asher	62				62	40		
Lord Burns	47				47	40		
Honor Chapman	40	3			43	40		
Beverley Hodson	3				3			
Rob Margetts	160				160	70		
Barrie Morgans	40	1			41	40		
Ronaldo Schmitz	18				18			
Elizabeth Wall	40				40	40		
Alan Wheatley	60				60	60		
Former non-executive directors	–				–	211		
	2,160	82	750	384	3,376	3,320	897	1,854

The fees for non-executive directors are non-pensionable. No fees are payable to executive directors.

The reimbursement of certain authorised expenses incurred by directors on Legal & General activities gives rise to tax liability, which is met by the Group. The amount of these expenses, gross of the tax benefit, is included in Benefits.

The remuneration of the highest paid director in 2000, excluding pension entitlement and the value of options granted, but including the value of shares received under the long term incentive scheme, was £1,265,000; including gains on the exercise of share options of £4,000. The remuneration of the highest paid director in 1999 was £1,485,000. There were no gains on the exercise of share options during 1999.

The deferred bonus scheme operated by the Group for the years 1998 to 2000 was the Restricted Share Plan (RSP), the current application of which is described in the Directors' Report on Remuneration. The value of the shares awarded to directors for 2000 under the RSP is reported as part of directors' remuneration and included in beneficial share interests at the date of allocation.

The long term incentive scheme in the table above is the performance share plan (PSP) for which the 1997 award matured in 2000. The Group's total shareholder return ranked 29th in the returns for other FTSE-100 companies over the period 1997/2000. Accordingly, 3.1 times the basic number of shares under the PSP were transferred to the executives concerned, with those relating to the executive directors being shown above.

Pension entitlements

The executive directors participate in the non-contributory Legal & General Senior Pension Scheme (the Scheme). All managers are eligible for this scheme who joined before September 2000. Other managers are eligible for the Legal & General Group Personal Pension Plan. The Scheme is a defined benefit scheme and, at the normal retirement age of 60, members will be entitled, subject to Inland Revenue limits, to a pension of two thirds of pensionable remuneration, which is the basic salary received in the twelve months prior to retirement. A reduced pension may be taken on early retirement from age 50 with the consent of the trustees of the Scheme. Post-retirement pension increases provided by the Scheme are awarded in line with the RPI up to 5% pa, but with a minimum increase of 3% pa.

On death in service, a capital sum equal to four times salary is payable, together with a spouse's pension of four ninths of the member's pensionable remuneration. For death in retirement, a spouse's pension of two thirds of the member's pre-commutation pension is payable. In the event of death after leaving service, but prior to commencement of pension, a spouse's pension of two thirds of the accrued preserved pension is payable. If the director is not survived by a spouse, but by a child under 18, or under 23 if in full-time education, a child's pension equal to the surviving spouse's pension is payable. Where a spouse or child pension is not payable, equivalent benefits may be paid to a dependant at the discretion of the Company and the Trustees. Substantial protection is also offered in the event of serious ill health; this latter benefit has no transfer value in the event of the insured leaving service.

27. Directors' remuneration and share interests continued

Pension entitlements continued	Age at 31 December 2000	Increase in accrued pension in 2000 £'000	Accumulated accrued pension at 31 December 2000 £'000
Anthony Hobson	53	14	138
Andrew Palmer	47	7	79
Robin Phipps	50	20	116
David Prosser	56	25	297
David Rough	49	14	128

The increase in accrued pension during the year excludes any increase for inflation.

Directors' share interests

The holdings of directors in office at the end of the year in the shares of the Company, including shares awarded under the RSP and Profit Sharing Scheme in previous years but not vested, are shown below. These exclude shares awarded by the Company under the SBP and the PSP.

	31 December 2000	1 January 2000*		31 December 2000	1 January 2000
Bernard Asher	8,566	4,996	Andrew Palmer	140,899	183,136
Lord Burns	6,894	3,348	Robin Phipps	378,309	509,453
Honor Chapman	13,294	9,748	David Prosser	1,207,430	1,125,976
Anthony Hobson	450,852	474,692	David Rough	661,233	706,848
Beverley Hodson	–	–	Ronaldo Schmitz	5,773	–
Rob Margetts	58,021	31,433	Elizabeth Wall	6,894	3,348
Barrie Morgans	28,894	25,348	Alan Wheatley	36,894	33,348

* or date of appointment if later

Long term incentive scheme

The table below shows the directors' conditional awards for PSP which is described in the Directors' Report on Remuneration –

	Year of award 1998	1999	2000	Year of vesting Earliest	Latest
Anthony Hobson	21,084	48,000	60,000	2001	2003
Andrew Palmer	13,176	40,000	50,000	2001	2003
Robin Phipps	15,812	40,000	50,000	2001	2003
David Prosser	42,160	88,000	110,000	2001	2003
David Rough	26,352	60,000	70,000	2001	2003

The value on vesting of any shares received by directors under the PSP is disclosed in the Report and Accounts in the year of vesting.
At 31 December 2000, the Group's TSR was 37th of the companies in the FTSE-100 during the period since May 1998.

An executive share option scheme is in operation, as described in the Directors' Report on Remuneration. The facility for executive directors to elect to take PSP shares as an alternative to executive share options was not available in respect of 2000, and so no PSP awards have been made to directors in 2001 for 2000. In 2001, in respect of performance in 2000, executive directors were granted the following executive share options Andrew Palmer 300,000; Robin Phipps 350,000; David Prosser 1,400,000 and David Rough 400,000.

Directors' loans

At 31 December 2000 there were no loans made to directors or connected parties (1999: outstanding mortgage loan of £1,825 made to 1 director/connected party).

27. Directors' remuneration and share interests continued

Share options

The previous executive share option scheme closed for new grants in 1995. Outstanding options under that scheme remain in force and are set out below, together with options under the CSOP and SAYE schemes.

Movements in year

		Share options 1 Jan 2000	Options (exercised) granted	Share options 31 Dec 2000	Exercise price (p)	Earliest exercise date	Latest exercise date
Anthony Hobson		180,000	(180,000)	–	51		
	(SAYE)	6,328	(6,328)	–	77		
	(SAYE)		6,250	6,250	124	4.4.03	3.10.03
	(CSOP)		500	500	173	11.4.03	10.4.10
	(SAYE)		1,435	1,435	135	1.9.03	29.2.04
				8,185			
Andrew Palmer	(CSOP)		500	500	173	11.4.03	10.4.10
Robin Phipps	(SAYE)	46,008		46,008	34	1.8.01	31.1.02
	(SAYE)	1,320		1,320	148	1.5.01	31.10.01
	(SAYE)		6,250	6,250	124	4.4.03	3.10.03
	(CSOP)		500	500	173	11.4.03	10.4.10
				54,078			
David Prosser	(SAYE)	5,064	(5,064)	–	77		
	(SAYE)	31,028		31,028	38	1.6.02	30.11.02
	(CSOP)		500	500	173	11.4.03	10.4.10
	(SAYE)		7,175	7,175	135	1.9.03	29.2.04
				38,703			
David Rough		100,000	(100,000)	–	51		
	(SAYE)	5,064	(5,064)	–	77		
	(SAYE)		4,687	4,687	124	4.4.03	3.10.03
	(ESOS)		500	500	173	11.4.03	10.4.10
	(SAYE)		2,870	2,870	135	1.9.03	29.2.04
				8,057			

No options lapsed during 2000. As at 31 December 2000, there were no options outstanding where the exercise price exceeded the market price. The market price of the shares at 31 December 2000 was 184.5p and the range during 2000 was 131p to 186p. The Company's register of directors' interests, which is open to inspection, contains full details of directors' shareholdings and share options.

Gains on the exercise of share options

Gains on share options represent the difference between the market price of the shares at the date of exercise and the exercise price paid under options which have been exercised by the directors during the year.

		Options exercised	Exercise price (p)	Market price at date of exercise (p)	Gain in 2000 £'000	Gain in 2000 £'000	Gain 1999 £'000
Anthony Hobson		180,000	51	153	184		
	(SAYE)	6,328	77	152	5	189	183
Andrew Palmer						–	334
Robin Phipps						–	255
David Prosser	(SAYE)	5,064	77	152	4	4	–
David Rough		100,000	51	180	129		
	(SAYE)	5,064	77	167	5	134	9
						327	781

28. Related party transactions

There were no material transactions between directors or key managers of Legal & General Group Plc which are required to be disclosed under FRS8 Related Party Disclosures. All transactions between the Group, its directors and key managers are on commercial terms at rates which are no more favourable than those available to staff in general.

29. Employee information

	2000	1999
Average numbers of staff employed by the Group during the year were:		
– UK	**7,740**	7,644
– Europe	**285**	308
– USA	**338**	337
Worldwide employees	**8,363**	8,289

Aggregate gross remuneration	£m	£m
– Wages and salaries	**206**	202
– Social security costs	**20**	19
– Other pension costs	**19**	18
	245	239

Included in the UK figures are 719 (1999: 744) part time employees with an aggregate gross remuneration of £8m (1999: £8m).

30. Contingent liabilities, guarantees and indemnities

In 1975 the Legal & General Assurance Society Ltd (the Society) was required by the Institute of London Underwriters (the ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Ltd (Victory), a company which was then a subsidiary of the Society. In 1990, Nederlandse Reassurantie Groep Holding nv, as part of the arrangements under which it acquired Victory, provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether the Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability, is uncertain. The Society has made no payment or provision in respect of this matter.

Group companies have given indemnities and guarantees including interest rate guarantees, as a normal part of their operating activities or in relation to capital market transactions.

31. Commitments

	2000 £m	1999 £m
Authorised and contracted commitments not provided for in respect of investments, including property development and mortgage lending, payable after 31 December:		
– Long term business	**228**	204
– Other business	**58**	43
	286	247

32. Subsidiaries

(i) Operating subsidiaries

The principal operating subsidiaries consolidated in these financial statements are listed below. Except for Gresham Insurance Company Limited, in which the Group holds 90% of the ordinary share capital, the Group holds all of the ordinary share capital and voting rights of these companies.

Company name	Nature of business	Country of incorporation
Legal & General Finance PLC*	Treasury operations	Great Britain
Legal & General Assurance Society Limited ("the Society")	Long term and general insurance	Great Britain
Legal & General Insurance Limited	General insurance	Great Britain
Legal & General Investment Management Limited	Investment management	Great Britain
Legal & General Assurance (Pensions Management) Limited'	Long term insurance	Great Britain
Legal & General Bank Limited	Lending and deposit taking	Great Britain
Legal & General Mortgage Services Limited	Mortgage lending	Great Britain
Legal & General Property Limited	Property management	Great Britain
Legal & General Resources Limited*	Provision of services	Great Britain
Legal & General (Unit Trust Managers) Limited	Unit trust management	Great Britain
Legal & General Estate Agencies Limited	Estate agency	Great Britain
Legal & General Ventures Limited	Venture capital management	Great Britain
Legal & General Direct Limited	Direct distribution	Great Britain
Fairmount Group Plc	Financial services	Great Britain
Gresham Insurance Company Limited	General insurance	Great Britain
Legal & General (France) SA	Long term insurance	France
Legal & General Bank (France) SA	Financial services	France
Legal & General Nederland Levensverzekering Maatschappij NV	Long term insurance	Netherlands
Banner Life Insurance Company Inc	Long term insurance	USA
William Penn Life Insurance Company of New York Inc	Long term insurance	USA

* Directly held by Legal & General Group Plc. All other subsidiaries are held through intermediate holding companies.

The principal area of operation of subsidiaries incorporated in Great Britain is in the UK. For overseas subsidiaries the principal country of operation is the same as the country of incorporation. The principal activities of the Company and its subsidiaries are:

Long term insurance
Ordinary life and pensions business covers individual life and annuity policies, including capital redemption and permanent health insurance, individual pension arrangements and employers' schemes (including group life and permanent health insurance benefits) and pension fund management business.

Investment management
Provision of a fund management service for clients' funds as well as the Group's insurance and shareholders' funds through managed and segregated funds, unit trusts, personal equity plans and individual savings accounts.

General insurance
Household, mortgage indemnity, motor, healthcare and accident sickness and unemployment insurance.

Other
Provision of advisory services to both companies and individuals, banking, and property agency services.

32. Subsidiaries continued

(ii) Investments

The following subsidiaries, held via intermediate holding companies or via limited partnerships, have been excluded from consolidation. Group Trust PLC and Hermes Group Limited have been excluded from consolidation because part of the holdings, sufficient for control, are held exclusively with a view to subsequent sale. The remaining subsidiaries have been excluded from consolidation because the relevant limited partnership agreements impose severe long term restrictions over the Group's ability to exercise control. All of these holdings have been included as investments.

Company name	Country of incorporation	% equity shares held by the Group
Bowater Windows Limited	Great Britain	51.91
EKCO Group Limited	Great Britain	59.25
Emtec Group GmbH	Germany	82.79
HMG Holdings Limited	Great Britain	67.82
IPT Group Limited	Great Britain	57.64
Sante Finance SA	France	54.35
Tally Group GmbH	Germany	66.68
The Hay Hall Group Limited	Great Britain	50.60
Trident Components Group Limited	Great Britain	53.55
Group Trust PLC	Great Britain	51.24
Hermes Group Limited	Great Britain	54.17

The aggregate capital and reserves of the above companies and the aggregate profit or loss for the relevant financial years are not material.

33. Associated undertakings

As part of an arrangement to provide household insurance to customers of the Woolwich plc (Woolwich) the Group has a 10% interest in Woolwich Insurance Services Limited (WIS) and Woolwich has a 10% interest in the Group's subsidiary, Gresham Insurance Company Limited (Gresham). The Group's 10% holding in WIS is included in investments. The minority interest in Gresham is not separately disclosed as it is not material.

The Group also has investments where its holding exceeds 20% of the equity share capital. They have not been treated as associated undertakings as either the Group does not exercise any significant influence over them, or their operations are not significant in relation to the financial statements of the Group.

34. Pension costs

The Group operates a number of pension schemes in the UK and overseas. The assets of all the defined benefit schemes are held in separate trustee administered funds and all significant schemes have been subject to regular valuation or formal reviews by qualified actuaries who were employees of the Group.

The charges for pension costs for the schemes within the Group were:

	2000 £m	2000 £m	1999 £m	1999 £m
Defined benefit schemes				
– Legal & General Group UK Pension and Assurance Fund (the Fund)		**5**		5
– Legal & General Group UK Senior Pension Scheme (the Scheme)		**3**		3
being:		**8**		8
Regular pension costs				
– Fund	**8**		8	
– Scheme	**5**		5	
Amortisation of surplus				
– Fund	**(3)**		(3)	
– Scheme	**(2)**		(2)	
Other UK and Overseas schemes		**1**		1
		9		9
Defined contribution schemes		**6**		5
		15		14

From 1 January 1995, the Fund was closed to new members and subsequently relevant new staff have been eligible to participate in a group personal pension plan, a defined contribution scheme. The latest actuarial valuations of the Fund and the Scheme at 31 December 2000 used the projected unit method and the principal financial assumptions adopted were:

Rate of increase in pensions in payment	3.75%	Retail price index	4.0%
Rate of growth in dividend income	4.0%	Rate of return on investments	8.0%
Rate of interest applied to discount liabilities	8.0%	Rate of increase in salaries, excluding promotional increases	6.0%

The actuarial value of the combined assets of the Fund and Scheme at 31 December 2000 was £573m, which was sufficient to cover 129% of the benefits which had accrued to members. The combined market value of the assets of the Fund and Scheme at 31 December 2000 was £700m.

The surpluses disclosed by the valuations are being amortised over 13 years (the average expected remaining service lives of the members of the current schemes) using the percentage of pay amortisation method. The average contribution rate of pensionable salary in 2000 for the principal UK schemes was 10.7% (1999: 10.6%). The regular contribution rate, before amortisation of surplus, was 17% (1999: 17%).

There were no contributions prepaid or outstanding at either 31 December 2000 or 31 December 1999. The Group has no liability for retirement benefits other than for pensions.

ACHIEVED PROFITS BASIS

Table of Contents

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2000

	Note	2000 £m	1999 £m
– UK life and pensions	3(a)	**454**	412
– USA		**45**	58
– Netherlands		**17**	14
– France		**24**	15
	3(a)	**86**	87
		540	499
Investment management		**85**	99
General insurance business		**20**	25
Other income		**33**	29
Operating profit		**678**	652
Variation from longer term investment return		**(306)**	670
Change in equalisation provision		**(6)**	(5)
Effect of economic assumption changes		**26**	(23)
Profit on ordinary activities from continuing operations before tax		**392**	1,294
Profit for the financial period		**243**	999
Dividends payable		**243**	212
		p	p
Dividend per share		**4.71**	4.13
Earnings per share:			
– based on operating profit		**9.49**	9.56
– based on profit for the financial period		**4.74**	19.57
Fully diluted earnings per share			
– based on operating profit		**9.47**	9.52
– based on profit for the financial period		**4.73**	19.47

CONSOLIDATED BALANCE SHEET – ACHIEVED PROFITS BASIS

As at 31 December 2000

	Note	2000 £m	1999 £m
Assets			
Investments		**105,755**	100,071
Long term in-force business	1	**2,135**	2,216
Other assets		**2,491**	2,084
Total assets		**110,381**	104,371
Liabilities			
Shareholders' funds	3(d)	**5,274**	5,250
Fund for future appropriations		**4,331**	5,814
Technical provisions		**97,608**	90,645
Creditors		**3,168**	2,662
Total liabilities		**110,381**	104,371

1. Basis of preparation

These supplementary financial statements, presented in summary form, have been audited by PricewaterhouseCoopers and prepared in conjunction with the consulting actuaries – Tillinghast Towers-Perrin (Europe) and Milliman & Robertson (USA).

The basis adopted for reporting in these statements is in accordance with the draft guidance on Accounting for long term insurance business in the group accounts of proprietory companies (The Achieved Profits Method), issued in December 1999 by the Association of British Insurers. This guidance, which is still in the course of development, sets out a more realistic method for recognising shareholders' profits from long term business; the Achieved Profits basis. These statements are supplementary to those on pages 45 to 75, which have been prepared on the modified statutory solvency (MSS) basis.

The long term in-force business is the embedded value of long term business, less the value of shareholders' net assets as reported in respect of long term business on the MSS basis, adjusted as described below. For business other than long term business this basis of accounting is as in the primary financial statements.

2. Description of methodology

The objective of Achieved Profits is to recognise profit as it is earned from contracts of long term insurance business. The methodology requires an attribution of assets of the company identified as backing these contracts and the residual assets of the company. The method recognises as profit the total of:

(i) the cash transfers to or from the residual assets from or to the backing assets, as determined following a statutory solvency valuation; and

(ii) the movement over the year in the present value of the expected future cash flows to the residual assets from policies in force at the year end and their backing assets.

The accounting for the residual assets follows the standards adopted in the primary accounts.

The backing assets cover:
(i) long term business provisions calculated in accordance with local supervisory requirements; and

(ii) a further amount, the distribution of which to shareholders is encumbered by the local solvency requirements.

Shareholders' net worth is this further amount, plus any residual capital in a non-UK insurance subsidiary.

Cash flow projections are determined using assumptions about future economic and investment conditions based on year end conditions. Future investment returns are projected by one of two methods. The first method is based on an assumed investment return attributed to assets at their market value. The second, which is used where the investments of a subsidiary are substantially all fixed interest, projects the cash flows from the current portfolio and assumes an investment return on reinvestment of surplus cash flows. The assumed rates of discount and inflation are consistent with the investment return assumptions.

Detailed assumptions on, inter alia, mortality, persistency, morbidity and expenses reflect recent operating experience and are reviewed annually. Favourable changes in operating experience are not anticipated until the improvement in experience is reasonably certain.

For participating with-profits business, bonus rates are assumed at a level which would eventually utilise all the assets supporting that business.

The projections take into account all tax which is expected to be paid under current legislation, including tax which would arise if shareholders' retained profits were eventually to be distributed.

Allowance for risk is made by
(i) incorporating a risk margin in the cash flow discount rate, and

(ii) the cash flow deferrals generated by financing the backing assets.

The value of in-force business is the present value of the cash flows from the contracts in-force at the year end. The embedded value is the sum of shareholders' net worth and the value of the in-force business.

Analysis of profit
The contribution to operating profit in a period is attributed to three sources: new business; the management of in-force business; and shareholders' net worth. Further profit contributions arise from the actual investment return differing from the assumed long term return and from changes in the economic assumptions.

In respect of UK life and pensions, solvency capital for with-profits new business is provided by assets backing the with-profits fund; that for non-profit business is provided by the shareholders' net worth, which is included in the embedded value at a discounted value. It is therefore not necessary to allow separately for the cost of solvency capital in the calculation of the contribution from new business. For international and managed funds business, the contribution from new business reflects an appropriate allowance for the cost of solvency capital.

The contribution from new business represents the value recognised as at the end of the year from new business written in the year, less the actual cost of acquiring that business and of establishing technical provisions and reserves. The risk discount rate represents a target return, so that a positive contribution from new business is the value created in excess of that required to meet the target.

The contribution from in-force business comprises:

(i) the discount earned from the value of money at the start of the year;

(ii) the variance in the actual experience from that assumed;

(iii) the effects of changes in assumptions, other than changes in economic assumptions. These changes are made as at the end of the year. Any material contribution from this source is disclosed.

The contribution from shareholders' net worth comprises the increase in embedded value in respect of:

(i) backing assets arising from the unwind of the discount;

(ii) residual assets arising from the expected investment return.

Tax
The profit before tax is calculated by grossing up the after-tax profit at the full rate of corporate tax for each country, except for the UK contribution from shareholders' net worth. The grossing up rate for this contribution is derived from the tax attributed to the corresponding contribution on the MSS basis. To arrive at operating profit, the contribution from shareholders' net worth is grossed up at a rate to reflect the tax associated with a longer term investment return.

3. Segmental analysis of results

(a) Contribution from long term business

	UK Life and Pensions		UK Managed Funds +		International		Total	
	2000 £m	1999 £m	**2000 £m**	1999 £m	**2000 £m**	1999 £m	**2000 £m**	1999 £m
Contribution from:								
– new business	**118**	99	**35**	50	**43**	29	**196**	178
– in-force business	**209**	194	**40**	46	**25**	49	**274**	289
– shareholders' net worth	**127**	119	**–**	–	**18**	9	**145**	128
Operating profit	**454**	412	**75**	96	**86**	87	**615**	595
Variation from longer term investment return*	**(274)**	663	**(18)**	17	**(9)**	(13)	**(301)**	667
Economic assumption changes	**10**	(26)	**2**	3	**14**	0	**26**	(23)
Profit before tax	**190**	1,049	**59**	116	**91**	74	**340**	1,239
Tax	**(75)**	(243)	**(18)**	(35)	**(32)**	(26)	**(125)**	(304)
Profit after tax	**115**	806	**41**	81	**59**	48	**215**	935

+ Included in the Investment management result.

* The variation from longer term investment return represents the effect of the investment performance in respect of shareholders' net worth and in-force business compared with embedded value assumptions at the beginning of the period.

3. Segmental analysis of results continued

(b) Movement in embedded value

	UK Life and Pensions		UK Managed Funds		International		Total	
	2000 £m	1999 £m	**2000 £m**	1999 £m	**2000 £m**	1999 £m	**2000 £m**	1999 £m
At 1 January	**3,824**	3,237	**130**	77	**461**	376	**4,415**	3,690
Exchange rate movements	**-**	-	**-**	-	**28**	(4)	**28**	(4)
	3,824	3,237	**130**	77	**489**	372	**4,443**	3,686
Profit after tax	**115**	806	**41**	81	**59**	48	**215**	935
Capital movement	**-**	(21)	**-**	-	**34**	45	**34**	24
Distributions	**(218)**	(198)	**(37)**	(28)	**(4)**	(4)	**(259)**	(230)
At 31 December	**3,721**	3,824	**134**	130	**578**	461	**4,433**	4,415
(c) Components of embedded value								
Shareholders' net worth	**1,387**	1,457	**-**	-	**222**	135	**1,609**	1,592
Value of in-force business	**2,334**	2,367	**134**	130	**356**	326	**2,824**	2,823
Embedded value	**3,721**	3,824	**134**	130	**578**	461	**4,433**	4,415

For the UK life and pensions business, shareholders' net worth comprises the Shareholders' Retained Capital (SRC) on the MSS basis, subject to adjustment for deferred acquisition costs, and the sub-fund, both net of allowance for tax; but excludes the net assets of £201m (1999: £163m) of long term fund operational subsidiaries.

(d) Shareholders' funds	**2000 £m**	1999 £m
Embedded value of life and pensions businesses		
UK	**3,721**	3,824
USA	**443**	344
Netherlands	**67**	62
France	**68**	55
	4,299	4,285
Investment management*	**268**	222
General insurance business	**76**	69
Banking	**92**	96
Corporate Funds	**539**	578
	5,274	5,250

* Including £134m (1999: £130m) embedded value of UK Managed Funds business. All other investment management subsidiaries are included at net asset value. The net assets of these UK long term fund subsidiaries and the value of the in-force UK Managed Funds business, are attributed to the investment management business. The net assets of other UK long term fund operating subsidiaries are included in Banking and Corporate funds.

4. Assumptions

UK life and pensions

i) The assumed future pre-tax returns on fixed interest and RPI linked securities are set by reference to redemption yields available in the market at the end of the reporting period. The corresponding return on equities and property is set by reference to the gilt assumptions.

Investment return	2000 % pa	1999 % pa
Gilts:		
Fixed interest	**4.7**	5.1
RPI linked	**4.7**	5.1
Non Gilts		
Fixed interest	**5.3 – 6.5**	6.4
RPI linked	**5.0 – 6.0**	5.1
Equities and property	**7.3**	7.7

The assumed returns on non-gilt securities are net of an allowance for default risk of 0.05% pa.

ii) Assets are attributed to the with-profits fund, the statutory long term business provision for contracts not written in the with-profits fund, the SRC and the sub-fund.

iii) The risk discount rate is set by reference to the assumed future investment returns, at 7.2% pa net of tax (1999: 7.6% pa). Potential transfers are discounted from the time at which they are assumed to become available for distribution to shareholders. Assets retained in the long term fund (including those attributed to the SRC) to support the business are assumed not to be immediately available for distribution; and their value is the discounted value of future assumed distributions.

iv) The value of the in-force business is calculated after allowing for the additional cost, if any, of holding solvency capital. No such additional cost exists for business written within the with-profits fund whilst the solvency capital for that business is met by that fund; nor is there any additional cost to shareholders in respect of business not written in the with-profit fund whilst the solvency capital is provided by the SRC.

v) Assets are valued at their market value. For the projection of fixed interest and RPI linked investment returns, asset values are adjusted to reflect the assumed interest and inflation rates.

vi) The value of the sub-fund is the discounted value of projected investment returns for a period of 20 years.

vii) The assumed rates of inflation for both expense and earnings is 3.6% pa (1999: 4.2% pa). For indexation purposes the inflation rate has been set at 2.6% pa (1999: 3.2% pa).

viii) The contribution from new business is calculated using actual acquisition costs. It reflects the profit arising at the time of sale and differences between actual and expected experience (except for investment return variance) on these policies during the year accumulated to the year end.

ix) The cost of investment in development of certain strategic systems is charged against in-force business at the beginning of the year.

x) Future bonus rates are set at levels which would fully utilise the assets supporting with-profits business. The proportion of profits derived from with-profits business allocated to shareholders has been assumed to be 10% throughout.

xi) The value of the in-force business reflects a prudent allowance for compensation and administration expenses in relation to pension transfers, opt-outs and FSAVCs.

xii) Other actuarial assumptions are set at levels which have regard to recent operating performance and experience, including those for mortality, persistency and maintenance expenses (excluding non-recurring costs). These are reviewed annually. An allowance is made for secular trends in annuitant mortality by taking into account the improvement factors contained in CMI Report No.17.

xiii) Business in-force comprises previously written single premium, regular premium and recurrent single premium contracts. For this purpose, DSS rebates are not treated as recurrent and the value arising therefrom is included in the value of new business as the premiums are received.

xiv) Projected tax is determined assuming current tax legislation and rates, except where future changes have been announced.

xv) The UK corporation tax used for grossing up was 30% (1999: 30.25%). The contribution to operating profit from shareholders' net worth has been grossed up at a longer term tax rate of 10% (1999: 10%).

UK Managed Funds

The value of the Managed Funds in-force business is based on a cashflow projection limited to 10 years.

Where appropriate, the UK life & pensions assumptions are used. Fees are projected on rates which reflect current changes and, if less, anticipated trends. New business consists of monies received from new clients and incremental receipts from existing clients, but excludes the roll-up of the investment returns.

International

Key assumptions for the USA are:

	2000 % pa	1999 % pa
Reinvestment rate	**7.0**	7.6
Risk discount rate (after tax)	**7.7**	9.0

The assumed pre-tax return is projected from the actual investment portfolio less specific margins for the risks associated with the investments.

5. Alternative assumptions

The discount rate appropriate to any investor will depend on the investor's own circumstances, tax and perception of the risks associated with the anticipated cash flows to shareholders.

The table below shows the effect on the UK life and pensions embedded value of calculations at alternative discount rates and equities and property yields.

Effect on embedded value at 31 December 2000

As published £m	1% lower risk discount rate £m	1% higher risk discount rate £m	1% higher equities and property yields £m
3,721	+310	-270	+300

It should be noted that in calculating the alternative values all other assumptions have been left unchanged.

INDEPENDENT AUDITORS' REPORT

to the directors of Legal & General Group Plc on the supplementary financial statements

We have audited the supplementary financial information for the year ended 31 December 2000 on pages 76 to 80 which has been prepared in accordance with the Achieved Profits basis as set out in Note 1 on page 77 and which should be read in conjunction with the audited financial statements prepared on the modified statutory solvency basis which are on pages 45 to 75.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Report, including as described on page 44, the financial statements prepared on the modified statutory solvency basis. Our responsibilities in relation to the Annual Report, including those financial statements, are set out on page 42. The directors are also responsible for preparing the supplementary financial information on the above Achieved Profits basis.

Our responsibilities, as independent auditors, in relation to the supplementary financial information are, as set out in our letter of engagement agreed with you dated 11 October 2000, to report to you our opinion as to whether the supplementary financial information has been properly prepared in accordance with the Achieved Profits basis.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. Our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary financial information. The evidence included an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary financial information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the supplementary financial information.

Opinion
In our opinion, the supplementary financial information has been properly prepared in accordance with the Achieved Profits basis set out in Note 1 on page 77.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants

London, 26 February 2001

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 22nd Annual General Meeting of Legal & General Group Plc will be held at The Institution of Electrical Engineers, Savoy Place, London WC2R 0BL on Wednesday, 25 April 2001 at 11.30 a.m. for the following purposes:

1. To receive and consider the Report and Accounts for the year ended 31 December 2000.
2. To declare a final dividend of 3.23p per ordinary 2.5p share.
3. By separate resolutions to re-elect the following as Directors of the Company who are retiring by rotation:

   (a) B H Asher
   (b) A W Palmer
   (c) R A Phipps
   (d) D Rough

   and to elect the following directors who have been appointed since the last Annual General Meeting:

   (e) C R R Avery
   (f) B C Hodson
   (g) G J Hoskin
   (h) Dr R H Schmitz

To consider and, if thought fit, to pass the following resolutions, which will be proposed as ordinary resolutions:

4. Ordinary Resolution
To reappoint PricewaterhouseCoopers as auditors of the Company and authorise the directors to fix their remuneration.

5. Ordinary Resolution
THAT the directors of the Company be and they are hereby generally and unconditionally authorised, pursuant to Section 80 of the Companies Act 1985, to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of that Act) up to an aggregate nominal amount of £6,436,370, being 5% of the issued share capital of the Company as at 31 December 2000, in substitution for all previous such authorities, provided that this authority shall (unless renewed) expire on the conclusion of the Annual General Meeting of the Company to be held in 2002, except that the Company may at any time prior to the expiry of such authority make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such authority.

To consider and, if thought fit, to pass the following resolutions, which will be proposed as special resolutions:

6. Special Resolution
THAT, subject to the passing of resolution No.5, the Directors of the Company be and they are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of that Act) under the authority conferred by resolution No.5 as if Section 89(1) of that Act did not apply, provided that this authority shall be limited to:

(a) The allotment of equity securities in connection with a rights issue in favour of shareholders where the equity securities are offered to each shareholder in the same proportion (as nearly as may be) to the number of shares held by each shareholder (subject to such exclusions or other arrangements as the Directors of the Company may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws of, or requirements of, any recognised regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £6,436,370, being 5% of the issued share capital of the Company as at 31 December 2000 and shall expire fifteen months following the passing of this resolution or, if earlier, on the conclusion of the Annual General Meeting of the Company to be held in 2002 except that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors of the Company may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

7. Special Resolution
THAT the directors of the Company be and they are hereby granted, pursuant to Article 7 of the Articles of Association of the Company and in accordance with Section 166 of the Companies Act 1985, general and unconditional authority to make market purchases of any of its ordinary shares upon, and subject to, the following conditions:

(a) the maximum number of ordinary shares in the Company hereby authorised to be acquired is 257,454,800 shares, being 5% of the issued share capital of the Company as at 31 December 2000.

(b) the minimum price which may be paid for each ordinary share is 2.5p.

(c) the maximum price which may be paid for ordinary shares is an amount equal to 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary shares are purchased; and

(d) the authority hereby conferred shall (unless renewed) expire on the conclusion of the Annual General Meeting to be held in 2002 except that the Company may at any time prior to the expiry of such authority enter into a contract for the purchase of ordinary shares which would or might be completed wholly or partly after the expiry of such authority.

By Order of the Board

D. W. Binding
Group Secretary
1 March 2001

Notes

(1) A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not also be a member. A proxy card is enclosed and, to be effective, must be delivered to Lloyds TSB Registrars Limited, The Causeway, Worthing, West Sussex BN99 6DA not later than 11.30 a.m. on 23 April 2001.

(2) Details of all proxy votes will be available for inspection immediately prior to and during the Annual General Meeting.

(3) Copies of executive directors' service contracts and the register of Directors' share interests kept pursuant to Section 325 of the Companies Act 1985 are available for inspection during normal working hours at the registered office and 15 minutes prior to and at the Annual General Meeting.

(4) Pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, only those shareholders registered on the Register of Members of the Company as at 6.00 p.m. on 6 April 2001 shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the Register of Members after 6.00 p.m. on 6 April 2001 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

FIVE YEAR FINANCIAL REVIEW - modified statutory solvency basis

Consolidated Profit & Loss Account	2000 £m	1999 £m	1998 £m	1997 £m	1996 £m
Life and pensions business	**364**	321	299	273	250
Investment management	**62**	43	32	21	17
General insurance business	**20**	25	19	33	31
Other income	**33**	29	30	21	(2)
Operating profit	**479**	418	380	348	296
Profit on sale of discontinued operations	**–**	–	308	–	70
Premium on repurchase of Euroconvertible bonds	**–**	–	(92)	–	–
Reclassification and subsequent changes in SRC	**30**	260	(195)	260	1,576
Change in equalisation provision	**(6)**	(5)	(5)	(6)	(5)
Variation from longer term investment return	**(5)**	3	10	8	–
Profit on Ordinary Activities Before Tax	**498**	676	406	610	1,937
Tax	**(181)**	(89)	1	(118)	(136)
Dividends	**(243)**	(212)	(185)	(160)	(139)
Retained Profit	**74**	375	222	332	1,662
New Business					
Life & pensions – Annual	**320**	307	255	237	212
Life & pensions – Single	**2,119**	2,068	1,546	1,354	1,439
Investment business	**13,417**	14,029	12,182	6,964	4,633
Gross Premium Income					
Life and pensions	**3,828**	3,616	3,018	2,867	2,830
General insurance	**259**	221	209	214	274
Consolidated Balance Sheet					
Investments	**105,755**	100,071	76,779	57,412	44,255
Other assets	**2,539**	2,135	1,809	1,653	1,626
Total Assets	**108,294**	102,206	78,588	59,065	45,881
Share capital/premium	**271**	260	253	213	177
Profit and loss account	**2,916**	2,825	2,447	2,225	1,897
Shareholders' funds	**3,187**	3,085	2,700	2,438	2,074
Technical provisions and FFA	**101,939**	96,459	73,156	54,806	42,287
Borrowings	**571**	426	460	710	754
Creditors and other provisions	**2,597**	2,236	2,272	1,111	766
Total Liabilities	**108,294**	102,206	78,588	59,065	45,881

Share Statistics	p	p	p	p	p
Earnings per share – operating profit after tax*	**6.61**	6.56	5.33	4.73	4.22
Dividend per share	**4.71**	4.13	3.62	3.18	2.78
Market price at 31 December	**184.5**	169	195	133	93

* Earnings per share (EPS) for 1996 has not been restated to reflect the sale of the Australian business or for FRS14. EPS and market price figures have been restated for comparative purposes to reflect the share splits in 1996 and 1999.

SHAREHOLDER INFORMATION

Shareholders at 31 December 2000

Categories of ordinary shareholder and ranges of shareholdings at 31 December 2000 are:

	Shareholders		Shares	
	Number	%	Number	%
Category of Shareholder				
Individuals	36,237	66.9	479,188,108	9.3
Banks	67	0.1	3,115,707	0.1
Nominee companies	15,867	29.3	4,374,021,377	85.0
Insurance companies and pension funds	39	0.1	156,049,550	3.0
Limited companies	1,467	2.7	94,989,159	1.8
Other corporate bodies	502	0.9	41,733,241	0.8
	54,179	100.0	5,149,097,142	100.0

	Shareholders		Shares	
	Number	%	Number	%
Range of Holdings				
1 - 20,000	45,819	84.6	227,473,068	4.4
20,001 - 100,000	6,369	11.8	257,298,705	5.0
100,001 - 500,000	1,207	2.2	260,203,450	5.1
500,001 and over	784	1.4	4,404,121,919	85.5
	54,179	100.0	5,149,097,142	100.0

Other shareholder information

Registrars: The Company's share register is administered by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (Tel: 0870 600 3954). All shareholder enquiries should be addressed to Lloyds TSB Registrars.

Electronic Share Service: In February 2001 the Company launched the Legal & General Electronic Share Service. This Service allows you to hold shares in Legal & General without the need for a share certificate and enables you to benefit from shorter market settlement periods. Individual shareholders hold their shares in the Company in a nominee holding registered in the name of Lloyds TSB Registrars Corporate Nominee Limited.

If you would like to join this Service, or require further information, you should contact the Registrars directly on 0870 600 3954. They will send you a booklet, which sets out the terms and conditions under which your shares will be held, together with the appropriate share transfer form. The booklet and the share transfer form are also available from the Investor Relations section of Legal & General's website at www.LandG.com.

You can view your shareholding in Legal & General Group Plc on the internet at www.shareview.co.uk. To register to use this service you should log onto www.shareview.co.uk and follow the instructions on screen. You will need your shareholder reference number, shown on your latest dividend counterfoil. Should you have any queries, please phone the shareholder helpline on 0870 600 3954.

Dividend: The record date for the proposed final dividend for 2000, payable on 1 May 2001, is 6 April 2001 and the shares will trade ex-dividend on the London Stock Exchange from 4 April 2001.

Multiple Share Certificates: Shareholders with more than one certificate for shares may arrange for them to be consolidated into one certificate by contacting Lloyds TSB Registrars.

Individual Savings Account (ISA):
The Legal & General ISA is managed by Legal & General (Portfolio Management Services) Ltd, a wholly owned subsidiary of the Company.

Personal Equity Plan (PEP):
The Legal & General Single Company PEP is managed by Legal & General (Portfolio Management Services) Ltd, a wholly owned subsidiary of the Company.

Capital Gains Tax: For the purpose of calculating UK capital gains tax, the market value on 31 March 1982 of each of the shares, after adjusting for the 1986 capitalisation issue and the 1996 and 1999 sub-divisions, was 7.996p.

Close Company Provisions: The Company is not a close company within the terms of the Income and Corporation Taxes Act 1988.

FINANCIAL CALENDAR

4 April 2001

Ex dividend date

25 April 2001

Annual General Meeting

1 May 2001

Payment of Final Dividend for 2000 (to members registered on 6 April 2001)

25 July 2001

Announcement of Half Year Results for 2001 and Declaration of Interim Dividend

12 September 2001

Ex dividend date

1 October 2001

Payment of Interim Dividend for 2001 (to members registered on 14 September 2001)

SEAQ page 45351
Topic page 273

Legal & General Group Plc
Temple Court, 11 Queen Victoria Street
London EC4N 4TP
Telephone 020 7528 6200
Telex 892971
Fax 020 7528 6222

No. 1417162
Registered in England & Wales

Group subsidiaries are fully authorised as appropriate under the Financial Services Act in respect of their activities in the United Kingdom.

This annual report is printed on paper produced from totally chlorine free pulp, and from fully sustainable forests.

Published by Black Sun Plc 020 7736 0011
Photography by Matt Harris and Michael Harding.

Photograph on page 31 by Chris Christodoulou.
Printed by CTD Printers.

What Your Legal & General can do for you

Legal & General

Special offers FOR SHAREHOLDERS AND THEIR IMMEDIATE FAMILY*

	BENEFITS	SPECIAL TERMS FOR SHAREHOLDERS
INVESTMENTS		
DEPOSIT ACCOUNT ① ("Special Account") quoting F018/ISO1	Offers attractive returns on your savings with easy access. The account is operated by telephone or post.	Minimum deposit of £100 to open account. Lower withdrawal limit of £100.
UNIT TRUST BASED ISAs ② A range of tax-efficient accounts, including: UK Index-Tracking quoting F059/ISO1; European Index-Tracking quoting F060/ISO1; Corporate Bond quoting F061/ISO1; High Income ISA quoting F072/ISO1; Global Technology Index-Tracking quoting F075/ISO1; Global Health and Pharmaceuticals Index-Tracking quoting F077/ISO1; Ethical ISA quoting F079/ISO1	For those who wish to save in a tax advantageous way on the stockmarket.	1% cashback (Index-Tracking, High Income, Corporate Bond and Ethical ISAs). Lump sum investments only.
Actively managed unit trust based ISAs		2% cashback. Lump sum investments only.
UNIT TRUSTS AND INVESTMENT BONDS (including with-profits bonds)	Access to a wide range of stockmarket investments with varying risks and more diversity than can often be achieved by investing directly.	More of your money is invested when you first take out the investment/policy than on standard terms.
FAMILY PROTECTION		
TERM ASSURANCE quoting F035/ISO1	A cash lump sum in the event of your death during a fixed period of time.	10% discount off standard premiums.
CRITICAL ILLNESS COVER (fixed term or on-going)	Provides a lump sum of money if you are diagnosed as having one of the specified critical illnesses.	10% discount off standard fixed term premiums.
PRIVATE MEDICAL INSURANCE ⑤ quoting F034/ISO1	Provides cover towards the cost of private medical treatment.	10% discount off standard premiums.
SECURING YOUR HOME		
FLEXIBLE RESERVE MORTGAGE ① quoting 00ISO1	A flexible mortgage which can adapt to your changing lifestyles, and we don't charge any redemption penalties.	More cashback than our normal terms.
HOME AND TRAVEL INSURANCE ③ quoting 5775-2	Building and contents insurance for your home, and annual travel insurance.	15% discount off the standard building and contents annual premium.
FLEXIBLE MORTGAGE ISA ④	Savings plans which aim to repay your mortgage including life cover to help repay the mortgage if you die before the end of the term.	More of your money is invested earlier, which reduces the premiums.
MORTGAGE PAYMENT INSURANCE	Provides a monthly benefit to go towards meeting your mortgage payments if you are unable to work due to accident or sickness.	5% discount off standard premiums.
MORTGAGE TERM ASSURANCE DECREASING TERM ASSURANCE	Life cover to cover your mortgage. For Decreasing Term Assurance the life cover will reduce over the term of your mortgage.	10% discount off standard premiums.
YOUR HOME IS AT RISK IF YOU DO NOT KEEP UP REPAYMENTS ON A MORTGAGE OR OTHER LOAN SECURED ON IT. A life assurance policy may be required. Written quotations available on request.		
RETIREMENT		
AVCs (Additional Voluntary Contributions) free standing or company sponsored	Provides benefits on retirement in addition to a company pension.	Competitive product terms are available on request.
PERSONAL PENSION (including **STAKEHOLDER PENSIONS** available from 6 April 2001).	Provides benefits on retirement.	Competitive product terms are available on request.

FOR INFORMATION ON THESE SHAREHOLDER OFFERS CALL FREEPHONE

0500 65 55 55

AND QUOTE THE REFERENCE NUMBER LISTED ABOVE

OUR LINES ARE OPEN 8AM – 8PM MONDAY TO FRIDAY AND 9AM – 5PM WEEKENDS. FOR YOUR PROTECTION, WE MAY RECORD AND MONITOR CALLS.

The value of units in an investment fund may go down as well as up and is not guaranteed. Full written details available on request. Terms correct at time of going to print. Products supplied by Legal & General Assurance Society Limited unless otherwise stated. ① Supplied by Legal & General Bank Limited. ② Supplied by Legal & General (Unit Trust Managers) Limited. ③ Building and Contents Insurance supplied by Legal & General Insurance Limited. Travel Insurance supplied by Europ Assistance. ④ Supplied by Legal & General (Unit Trust Managers) Limited and Legal & General Assurance Society Limited. ⑤ Supplied by Legal & General Insurance Limited.

*Offer is available to shareholders of Legal & General Group Plc and their immediate family defined as parent(s), children, brother(s), sister(s) and partner resident in the UK for tax purposes. The shareholder financial advisers are representatives only of the Legal & General marketing group, members of which are regulated by the Personal Investment Authority and IMRO for the purposes of recommending, advising on and selling life assurance and investment products bearing Legal & General's name. Legal & General Assurance Society Limited. Registered in England No.166055. Regulated by the Personal Investment Authority and a member of the Association of British Insurers. Registered Office: Temple Court, 11 Queen Victoria Street, London EC4N 4TP

2000

Legal & General Group Plc
Temple Court, 11 Queen Victoria Street
London EC4N 4TP
Telephone 020 7528 6200
Fax 020 7528 6222

Legal & General